Filed Pursuant to Rule 424(b)(5)
Registration No. 333-142462

Amount of
	Maximum	Aggregate
	Aggregate	Registration
Title of Each Class of Securities Offered	Offering Price	Fee(1)
8.00% Convertible Senior Notes due 2012	$316,250,000	$17,646.75

(1)	The filing fee of $17,646.75 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS SUPPLEMENT
(To prospectus dated April 30, 2007)

$275,000,000

8.00% Convertible Senior Notes due 2012

We are offering $275,000,000 principal amount of our 8.00% Convertible Senior Notes due 2012. The notes will bear interest at a rate of 8.00% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2009. The notes will mature on May 15, 2012.

Holders may convert their notes at their option into shares of our common stock at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate will initially be 86.8056 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $11.52 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain corporate transactions that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances.

We may not redeem the notes prior to the maturity date of the notes.

If we undergo a fundamental change, holders may require us to purchase the notes in whole or in part for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

The notes will be our senior unsecured obligations and will rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness and liabilities incurred by our subsidiaries.

The notes will not be listed on any securities exchange. Our common stock is listed on the New York Stock Exchange under the symbol “ORI.” The last reported sale price of our common stock on the New York Stock Exchange on April 23, 2009 was $9.60 per share.

Investing in the notes involves risks, including those described in the “Risk Factors” section beginning on page S-19 of this prospectus supplement and the “Risk Factors” section beginning on page 16 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per Note	Total

Public offering price(1)	100%	$275,000,000
Underwriting discount	2.75%	$7,562,500
Proceeds, before expenses, to us	97.25%	$267,437,500

(1) Plus accrued interest from April 29, 2009, if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional $41,250,000 principal amount of notes at the public offering price, less the underwriting discounts and commissions, to cover overallotments, if any, within the 30-day period beginning on the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $8,696,875, and our total proceeds, before expenses, will be $307,553,125.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about April 29, 2009.

Merrill Lynch & Co.	J.P.Morgan

Fox-Pitt Kelton Cochran Caronia Waller
Keefe, Bruyette & Woods
KeyBanc Capital Markets
Raymond James

The date of this prospectus supplement is April 23, 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus contain information about Old Republic International Corporation and about the notes. They also refer to information contained in other documents filed by us with the Securities and Exchange Commission and incorporated into this document by reference. References to this prospectus supplement or the prospectus also include the information contained in such other documents. To the extent that information appearing in a later filed document is inconsistent with prior information, the later statement will control. If this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

We have not authorized anyone to provide you with information that is different from, or additional to, the information provided in this prospectus supplement and the accompanying prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

Prospectus Supplement

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than any portions of such filings that are furnished rather than filed under applicable Securities and Exchange Commission rules) until our offering is completed:

1.	Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009.

2.	Current Reports on Form 8-K filed January 22, 2009 and April 22, 2009.

3.	Our Proxy Statement for our 2009 Annual Meeting filed April 10, 2009, as revised on April 17, 2009.

4.	The description of our common stock contained in (i) our registration statement on Form 8-A filed with the Securities and Exchange Commission on August 29, 1990, as amended on August 31, 1990, and as further amended on September 10, 1990; and (ii) our registration statement on Form 8-A filed with the Securities and Exchange Commission on September 10, 1990, as amended on May 30, 1997, as further amended on June 20, 2007, and as further amended on November 19, 2007.

You may request a copy of these filings at no cost by writing to or telephoning us at the following address:

Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601
Telephone: (312) 346-8100
Attention: Corporate Secretary

FORWARD-LOOKING STATEMENTS

This prospectus supplement and any documents incorporated by reference contain a number of forward-looking statements which relate to anticipated future events rather than actual present conditions or historical events. You can identify forward-looking statements because generally they include words such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology. Such statements are based upon current expectations of Old Republic International Corporation and speak only as of the date made. These statements are subject to various risks and uncertainties and other factors that could cause results to differ from those set forth in the forward-looking statements. With regard to Old Republic’s General Insurance segment, its results can be affected, in particular, by the level of market competition, which is typically a function of available capital and expected returns on such capital among competitors, the levels of interest and inflation rates, and periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, and unanticipated external events. Mortgage Guaranty and Title Insurance results can be affected by similar factors and by changes in national and regional housing demand and values, the availability and cost of mortgage loans, employment trends, and default rates on mortgage loans. Mortgage Guaranty results, in particular, may also be affected by various risk-sharing arrangements with business producers, as well as the risk management and pricing policies of government sponsored enterprises. Life and health insurance earnings can be affected by the levels of employment and consumer spending, variations in mortality and health trends, and changes in policy lapsation rates. At the parent holding company level, operating earnings or losses are generally reflective of the amount of debt outstanding and its cost, interest income on temporary holdings of short-term investments, and period-to-period variations in the costs of administering the Company’s widespread operations. A more detailed discussion of all the foregoing risks appears in Part I, Item 1A — Risk Factors, of the Company’s 2008 Form 10-K, which is specifically incorporated herein by reference.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. None of Old Republic International Corporation or its subsidiaries have a duty to update any of the forward-looking statements after the date of this prospectus supplement to conform them to actual results except as otherwise required by law.

SUMMARY

The following summary may not contain all of the information that is important to you. You should read the following summary together with more detailed information regarding us and the notes being sold in this offering and our financial statements and notes thereto which are incorporated by reference in this prospectus supplement and the accompanying prospectus. A more detailed discussion of our business appears in Part I, Item 1 — Business, of our 2008 Form 10-K, which is specifically incorporated herein by reference. Also, see “Where You Can Find More Information” in the accompanying prospectus. In this prospectus supplement, unless stated otherwise or the context otherwise requires, the terms “Old Republic,” “our company,” “the Company,” “we,” “us,” and “our” refer to Old Republic International Corporation and its consolidated subsidiaries.

The Company

Overview

Old Republic International Corporation is an insurance holding company which as of March 31, 2009 ranked among the 50 largest publicly held, independent insurance groups in the United States based on a composite of sales, profits, assets, and market value, according to Forbes Magazine. Our subsidiaries market, underwrite and provide risk management and professional reinsurance services for a wide variety of insurance coverages in the property and liability, mortgage guaranty, title, life and disability insurance fields. In particular, our subsidiaries provide specialty insurance programs to the transportation, coal and energy services, consumer and mortgage credit, banking, commercial construction, and housing industries, and to a variety of other manufacturing and service companies.

The insurance business is distinguished from most others in that the prices (premiums) charged for various coverages are set without certainty of the ultimate benefit and claim costs that will emerge or be incurred, often many years after issuance of a policy. Our business is a long-term undertaking which is managed with a primary focus on the achievement of favorable underwriting results over time. In addition to operating income from basic underwriting and related services functions, significant revenues are obtained from investable funds generated by those functions as well as from retained shareholders’ capital. In managing investable funds we endeavor to assure stability of income from interest and dividends, protection of capital, and sufficient liquidity to meet insurance underwriting and other obligations as they become payable in the future. Securities trading and the realization of capital gains are not objectives. We believe our investment philosophy is best categorized as emphasizing value, credit quality, and relatively long-term holding periods. Our ability to hold both fixed maturity and equity securities for long periods of time is enabled by the scheduling of maturities in contemplation of an appropriate matching of assets and liabilities.

Business Segments

Our principal operations are in three business segments: General Insurance Group, Mortgage Guaranty Group and Title Insurance Group, with lesser operations in a fourth — Corporate and Other Operations.

General Insurance Group ($2,256 million or 60.6% of our fiscal 2008 operating revenue and $524 million or 59.7% of our first quarter 2009 operating revenues).  Our General Insurance Group, through its subsidiaries, assumes risks and provides related risk management services that encompass a large variety of property and liability insurance coverages. Our coverage does not include a significant exposure to personal lines of insurance, such as homeowners and private automobile coverages, and does not insure significant amounts of commercial buildings and related property. General Insurance is primarily sold through our independent agency and brokerage channels (approximately 83% of our fiscal 2008 premiums). Additionally, approximately 17% of premiums during fiscal 2008 were sold directly through our production facilities.

We primarily focus on liability coverage underwritten for businesses and public entities in the following classes: commercial automobile (trucks) full coverage protection, workers’ compensation and general liability (including general liability portion of commercial package policies). Within these insurance classes we focus on a number of industries, most prominently the transportation (trucking and general aviation), construction, forest products and energy industries.

Our diversification has been achieved through a combination of internal growth initiatives, establishing new subsidiaries and through selective acquisitions. For fiscal 2008, the breakdown of insurance premiums within the General Insurance Group was as follows: approximately 28.5% commercial automobile direct insurance, approximately 19.1% workers’ compensation direct insurance, approximately 13.4% general liability insurance and approximately 39.0% other insurance.

Among other liability coverages, we indemnify corporations’ financial exposures to directors’ and officers’ (“D&O”) liability, as well as provide errors and omissions (“E&O”) liability insurance. For twenty-five years we have been a provider of aviation insurance, including coverage for hull and liability exposures, as well as additional areas such as airports and flight schools.

We have a property insurance business that underwrites commercial physical damage insurance on trucking risks. A very small portion of this business is comprised of fire and other physical perils for commercial properties. In addition to D&O and E&O financial indemnity coverages, we cover fidelity, surety and credit exposures for a wide range of business enterprises. Fidelity and surety policies are issued through nearly 9,000 independent agents by the Old Republic Surety Company. Surety bonds, such as those covering public officials, license and permit authorizations and contract bonds covering both public and private works, are typically written for exposures of less than $500,000. Fidelity bonds are also extended to small to medium-sized risks. Old Republic Insured Credit Services, Inc. has underwritten loan and retail installment sales credit indemnity insurance since 1955 through commercial banks, thrifts and other lending institutions. This coverage provides a limited indemnity to lenders on a variety of consumer loans and installment sales contracts.

Extended warranty coverages for new and used automobiles, as well as home warranty policies covering appliances and other mechanical systems in pre-owned homes are marketed by us through our own employees and selected independent agents. Travel insurance is produced through independent travel agents in the U.S. and Canada. The coverages provided under these policies, some of which are also underwritten by one of our life insurance subsidiaries, include trip delay and trip cancellation protection for insureds.

Mortgage Guaranty Group ($690 million or 18.5% of our fiscal 2008 operating revenue and $171 million or 19.5% of our first quarter 2009 operating revenues).  Our Mortgage Guaranty Group provides private mortgage insurance (“MI”) to lenders and investors to protect against default-related losses on residential mortgage loans made in the U.S. to homebuyers who pay at closing from their own funds less than 20% of the home’s purchase price. We only insure first mortgage loans, primarily on residential properties incorporating one to four family dwellings.

There are two principal types of MI coverage: “primary” and “pool.” Primary mortgage insurance provides mortgage default protection on individual loans and covers a stated percentage of the unpaid loan amount, delinquent interest and certain expenses associated with the default and subsequent foreclosure. To mitigate losses we may pay the entire claim amount, take title to the mortgaged property and subsequently sell the property in lieu of paying only the stated coverage percentage. Pool insurance is generally used as a credit enhancement for secondary market mortgage transactions. The coverage range is up to 100% of the net loss on each individual loan included in the pool, subject to deductible provisions, caps on individual exposures and aggregate stop loss provisions which limit the aggregate losses to a specified percentage of the total origination balances of all the loans in the pool.

Traditional primary insurance is issued on an individual loan basis to mortgage bankers, brokers, commercial banks and savings institutions through our network of self-managed underwriting sites located throughout the United States. Traditional primary loans are individually reviewed (except for loans insured under delegated approval programs) and priced according to filed premium rates. In underwriting traditional primary business, we generally adhere to the underwriting guidelines published by the Federal Home Loan Mortgage Corporation (“FHLMC”) or the Federal National Mortgage Association (“FNMA”). FHLMC and FNMA are purchasers of many of the loans we insure. Delegated underwriting programs allow approved lenders to commit on behalf of Old Republic to insure loans provided the loans adhere to predetermined underwriting guidelines. In 2008, delegated underwriting approvals accounted for approximately 73% of our new traditional primary risk written.

Bulk and other insurance is issued on groups of loans to mortgage banking customers through a centralized risk assessment and underwriting department. These groups of loans are priced in the aggregate, on a bid or negotiated basis. Insurance issued in this manner can be provided through primary insurance policies (loan level insurance) or pool insurance policies (aggregate coverage). We consider bulk insurance to be exposed to higher risk than those designated as other insurance.

Prior to insuring any loans we issue a master policy to each approved customer outlining the terms and conditions under which the coverage will be provided. Primary business is executed via the issuance of a commitment/certificate for each loan submitted and approved for insurance. A separate pool coverage insurance policy is issued covering the particular loans applicable to each transaction.

The amount of premiums charged generally depends on loan-to-value ratios, level of coverage, the borrower’s credit history, type of loan instrument (fixed/floating or adjustable rate/adjustable payment), documentation and use of property (owner occupied/investment property). Coverage is non-cancelable by us, with the exception of non-payment of premium or certain master policy violations, and premiums are paid under single, annual or monthly payment plans. The majority of our premiums are written under monthly premium plans and typically are paid simultaneously with the borrower’s monthly mortgage payment and passed through to us by the servicer of the loan. Alternatively, premiums may be paid directly by the originator of, or investor in, the mortgage loan.

Title Insurance Group ($681 million or 18.3% of our fiscal 2008 operating revenue and $160 million or 18.2% of our first quarter 2009 operating revenues).  We primarily issue title insurance to real estate purchasers and investors based on searches of public records. The policy insures against losses arising from defects, liens and encumbrances affecting the insured title and not excluded or exempt from the coverage of the policy. During fiscal 2008 and the first quarter of 2009, approximately 37% and 43%, respectively, of our Title Insurance Group premiums were derived from direct operations, including our branch offices.

There are two basic types of title insurance: lenders’ policies and owners’ policies. Both types of title insurance are issued for a one-time premium. Financial institutions secure title insurance policies to protect their mortgagees’ interest in real property. Mortgages in the U.S. are primarily made by mortgage bankers, savings and commercial banks, state and federal agencies, and life insurance companies. The policy remains in effect for the length that the mortgagee has an interest in the property. A separate title insurance policy may be issued to the owner of real estate. The owners’ policy of title insurance protects interest in the title of the property.

We charge a varying rate for title insurance policies based generally on the amount and type of the policy issued. The premium is collected in full when the real estate transaction is closed and there are no recurring fees. In many instances premiums charged on subsequent policies on the same property may be reduced, depending on the elapsed time between issuance of the prior policy and the nature of the transactions for which the policies are issued. Most charges associated with title services are in conjunction with the issuance of a policy and not due to the possibility of risk of loss due to insured risks. The cost of service performed by a title insurer relates, for the most part, to the prevention of loss rather than to the assumption of risk of loss. Claim losses that do occur result primarily from title search and examination mistakes, fraud, forgery, incapacity, missing heirs and escrow processing errors.

We are also a provider of escrow closing and construction disbursement services, as well as real estate information products and services pertaining to real estate transfers and loan transactions.

Corporate and Other Operations ($97 million or 2.6% of our fiscal 2008 operating revenue and $23 million or 2.6% of our first quarter 2009 operating revenue).  Corporate and other operations include the accounts of a small life and health insurance business, as well as those of the parent holding company and several minor corporate services that perform investment, payroll, administrative and minor marketing services.

We had net premiums from life and health insurance of $80.1 million during fiscal 2008. Our life and health insurance product offerings are sold in the U.S. and Canada through financial intermediaries such as finance companies, automobile dealerships, travel agents and marketing channels that are also utilized in some of our general insurance operations. In 2004, we terminated and placed in run off our term life insurance portfolio. Production of term life insurance accounted for $16.8 million in net premiums earned during fiscal 2008.

Recent Developments

First Quarter Performance

Financial Highlights

	Quarters Ended March 31,
	2009	2008	Change
	(Unaudited; amounts in millions except per share data and percentages)

Operating Revenues	$878.5	$950.7	−7.6%
Net Operating Income (Loss)	(53.9)	(19.6)	−174.2
Net Income (Loss)	$(53.9)	$(19.0)	−183.0%

Diluted Earnings Per Share:
Net Operating Income (Loss)	$(0.23)	$(0.08)	−187.5%
Net Income (Loss)	$(0.23)	$(0.08)	−187.5%

Cash Dividends Per Share	$0.17	$0.16	6.3%
Ending Book Value Per Share	$15.47	$18.99	−18.5%

Old Republic’s consolidated operating results, which exclude net realized investment gains, declined year over year. The reduced performance stemmed from ongoing weakness in the Company’s housing-related mortgage guaranty and title insurance lines, and from lower general insurance profits. As noted in each quarterly report since 2007’s third quarter, the substantial dislocations that have enveloped all businesses with housing and mortgage-lending exposures are likely to exert earnings pressures throughout 2009, and most likely into 2010 as well. In comparison with the final quarter of 2008, however, both mortgage guaranty and title insurance segments registered some improvement in underwriting performance, while year over year loss costs were greater for mortgage guaranty and slightly lower for title. Year over year general insurance earnings were dampened by greater loss costs for nearly all coverages.

Consolidated Results — The major components of Old Republic’s consolidated results and other data for the periods reported upon are shown below:

	Quarters Ended March 31,
	2009	2008	Change

Operating revenues:
General insurance	$523.7	$581.5	−9.9%
Mortgage guaranty	171.2	172.4	−.7
Title insurance	160.2	167.1	−4.1
Corporate and other	23.2	29.6

Total	$878.5	$950.7	−7.6%

Pretax operating income (loss):
General insurance	$58.2	$89.8	−35.2%
Mortgage guaranty	(144.6)	(122.3)	−18.2
Title insurance	(9.0)	(12.6)	28.7
Corporate and other	2.6	4.6

Sub-total	(92.8)	(40.5)	−128.6

Realized investment gains (losses):
From sales	—	0.9
From impairments	—	—

Net realized investment gains (losses)	—	0.9

Consolidated pretax income (loss)	(92.7)	(39.6)	−134.0
Income taxes (credits)	(38.8)	(20.5)	−88.7

Net income (loss)	$(53.9)	$(19.0)	−183.0%

Consolidated underwriting ratio:
Benefits and claims ratio	83.9%	76.6%
Expense ratio	39.6	39.1

Composite ratio	123.5%	115.7%

Components of diluted earnings per share:
Net operating income (loss)	$(0.23)	$(0.08)	−187.5%
Net realized investment gains (losses)	—	—

Net income (loss)	$(0.23)	$(0.08)	−187.5%

Cash dividends paid per share	$0.17	$0.16	6.3%

Note: In this and all other tables and statements:

•	Dollar amounts are stated in millions, except per share data.

•	Calculations of book value and earnings per share exclude certain shares owned by the Company’s Employee Savings and Stock Ownership Plan. Refer to Note (a) of the Notes to Accompanying Financial Summaries.

The above table shows both operating and net income to highlight the effects of realized investment gain or loss recognition and any non-recurring items on period-to-period comparisons. Operating income, however, does not replace net income computed in accordance with Generally Accepted Accounting Principles (“GAAP”) as a measure of total profitability.

The recognition of realized investment gains or losses can be highly discretionary and arbitrary due to such factors as the timing of individual securities sales, recognition of estimated losses from write-downs for impaired securities, tax-planning considerations, and changes in investment management judgments relative to the direction of securities markets or the future prospects of individual investees or industry sectors. Likewise, non-recurring items which may emerge from time to time, can distort the comparability of the Company’s results from period to period. Accordingly, management uses net operating income, a non-GAAP financial measure, to evaluate and better explain operating performance, and believes its use enhances an understanding of Old Republic’s basic business results.

General Insurance Results — First quarter 2009 general insurance earnings were mainly affected by a lower earned premium base and the higher claim ratio shown in the following table:

	General Insurance Group
	Quarters Ended March 31,
	2009	2008	Change

Net premiums earned	$457.3	$512.7	−10.8%
Net investment income	63.4	64.5	−1.6
Pretax operating income (loss)	$58.2	$89.8	−35.2%

Claims ratio	74.8%	69.9%
Expense ratio	25.6	24.4

Composite ratio	100.4%	94.3%

A moderately declining rate environment for most commercial insurance prices in the past three years or so and the current economic slowdown have precluded meaningful additions to Old Republic’s premium base and made business retention more difficult. Most of the latest quarter’s decline in earned premiums stemmed from lower volumes of commercial auto (trucking), workers’ compensation, and consumer credit indemnity coverages. With respect to the latter, new premium production has been effectively curbed by much lower consumer credit extensions in the current recessionary environment.

The lower top line for this year’s first quarter was accompanied by an increase in the claims ratio to 74.8 percent from 69.9 percent in the same period last year, and from an average of 67.9 percent for the five most recent calendar years. The higher claims ratio was driven mostly by greater loss costs among Old Republic’s financial indemnity coverages, most prominently the consumer credit indemnity (CCI) and directors’ and officers’ (D&O) liability lines. As noted in recent quarterly and annual financial reports, the CCI line continues to be impacted by higher loss costs emanating from the loan repayment difficulties encountered by increasingly large numbers of consumers. The rise in D&O claim costs was mainly caused by greater loss provisions on several older claims which the Company does not expect to re-occur in light of currently expected full year results.

The expense ratio of 25.6 percent in the first three months of 2009 increased slightly by comparison with that registered in last year’s first quarter, and the average of 24.4 percent for the most recent five calendar years. General Insurance Group net investment income was basically flat in this year’s first quarter and was influenced by a slightly lower invested asset base and lower yields on fixed maturity and equity holdings.

Mortgage Guaranty Results — The cyclical downturn in the economy and, in particular, in its housing and mortgage lending sectors continued to drive trends in mortgage guaranty earned premium and claim costs during this year’s first three months. Key indicators of the Mortgage Guaranty Group’s first quarter 2009 operating performance are shown in the following table:

	Mortgage Guaranty Group
	Quarters Ended March 31,
	2009	2008	Change

Net premiums earned	$145.3	$147.6	−1.6%
Net investment income	22.4	21.5	4.2
Pretax operating income (loss)	$(144.6)	$(122.3)	−18.2%

Claims ratio	199.9%	181.1%
Expense ratio	13.7	16.4

Composite ratio	213.6%	197.5%

The first quarter 2009 reduction in premium volume reflected the combination of more stringent underwriting guidelines we’ve imposed gradually since late 2007, a contracting mortgage lending market place, and broader acceptance of competing Federal Housing Administration (FHA) loan guaranty programs. These factors outweighed the favorable effect of higher business persistency, and led to a 3.4 percent decline of risk in force since year-end 2008.

Further declines in home values, diminished availability of mortgage financing, negative employment trends, and rising levels of reported loan defaults and paid claims, were most responsible for an 8.7 percent increase in incurred claim costs in this year’s first quarter vis-à-vis the same period of 2008. As of March 31, 2009, net claim reserves of $1.51 billion were 82.6 percent higher than they were twelve months earlier. The effect of varying amounts of periodic paid losses and reserve provisions on reported mortgage guaranty incurred loss ratios is shown in the following table:

	Quarters Ended
	March 31,
	2009	2008

Incurred loss ratio from:
Paid losses	107.1%	55.0%
Reserve provisions	92.8	126.1

Total	199.9%	181.1%

The expense ratio benefited primarily from lower operating costs, particularly those which respond to changes in production volumes and operating results. Positive operating cash flow for the quarter, attributable almost exclusively to the recovery of prepaid federal income taxes, was additive to the high quality and liquid invested asset base which reached $2.35 billion, up 22.8 percent from the level registered as of the end of March, 2008.

Title Insurance Results — Old Republic’s title insurance business registered an operating loss somewhat lower than we expected in this year’s first quarter. Key indicators of its results are shown in the following table:

	Title Insurance Group
	Quarters Ended March 31,
	2009	2008	Change

Net premiums and fees earned	$154.3	$160.7	−4.0%
Net investment income	5.8	6.4	−9.0
Pretax operating income (loss)	$(9.0)	$(12.6)	28.7%

Claims ratio	6.6%	7.0%
Expense ratio	102.9	104.5

Composite ratio	109.5%	111.5%

The cyclical downturn in the housing and related mortgage lending sectors of the U.S. economy also had a dampening effect on the title segment’s premiums and fees revenue. However, recently higher levels of loan refinancing activity and some market share improvements provided a positive offset to top line weakness and operating expense coverage.

Corporate and Other Operations — The Company’s small life and health insurance business and the net costs associated with the parent holding company and internal services subsidiaries produced a much lower gain in this year’s first quarter. Period-to-period variations in the results of these relatively minor elements of Old Republic’s operations usually stem from the volatility inherent to the small scale of its life and health business, fluctuations in the costs of external debt, and net interest on intra-system financing arrangements. Substantially all of the year-over-year decline in earnings was due to foreign exchange adjustments for U.S. dollar conversions from the currency of Old Republic’s Canadian life and health insurance subsidiary.

Cash, Invested Assets, and Shareholders’ Equity — The following table reflects Old Republic’s consolidated cash and invested assets as well as shareholders’ equity at the dates shown:

				% Change
	March	December	March	March ’09/	March ’09/
	2009	2008	2008	Dec ’08	March ’08

Cash and invested assets: fair value basis	$9,052.4	$8,855.1	$8,895.1	2.2%	1.8%

: original cost basis	$9,407.1	$9,210.0	$8,942.1	2.1%	5.2%

Shareholders’ equity:
Total	$3,643.2	$3,740.3	$4,376.7	−2.6%	−16.8%
Per common share	$15.47	$15.91	$18.99	−2.8%	−18.5%

Composition of shareholders’ equity per share:
Equity before items below	$15.69	$16.10	$19.08	−2.5%	−17.8%
Unrealized investment gains (losses) and other accumulated comprehensive income (loss)	(0.22)	(0.19)	(0.09)

Total	$15.47	$15.91	$18.99	−2.8%	−18.5%

Consolidated cash flow from operating activities amounted to $263.3 million for the first three months of 2009 versus $199.3 million for the same period in 2008. Other than title insurance, each insurance segment remained cash flow-positive in this year’s first quarter, with General Insurance and Mortgage Guaranty contributing $39.4 million and $233.5 million, respectively.

The investment portfolio reflects a current allocation of approximately 84 percent to fixed-maturity securities and 3 percent to equities. As has been the case for many years, Old Republic’s invested assets are managed in consideration of enterprise-wide risk management objectives intended to assure solid funding of its subsidiaries’ long-term obligations to insurance policyholders and other beneficiaries, as well as evaluations of their long-term effect on stability of capital accounts. The portfolio contains little or no insurance risk-correlated asset exposures to real estate, mortgage-backed securities, collateralized debt obligations (“CDO’s”), derivatives, junk bonds, hybrid securities, or illiquid private equity investments. In a similar vein, the Company does not engage in hedging or securities lending transactions, nor does it invest in securities whose values are predicated on non-regulated financial instruments exhibiting amorphous counter-party risk attributes.

Substantially all changes in the shareholders’ equity account reflect the Company’s net income or loss, dividend payments to shareholders, and changes in market valuations and impairments of invested assets during the periods shown below:

	Shareholders’ Equity Per Share
	Three Months Ended March 31,
	2009	2008

Beginning balance	$15.91	$19.71

Changes in shareholders’ equity for the periods:
Net operating income (loss)	(0.23)	(0.08)
Net realized investment gains (losses)	—	—
Net unrealized investment gains (losses)	(0.04)	(0.48)

Total realized and unrealized investment gains (losses)	(0.04)	(0.48)
Cash dividends	(0.17)	(0.16)
Stock issuance, foreign exchange, and other transactions	—	—

Net change	(0.44)	(0.72)

Ending balance	$15.47	$18.99

Old Republic’s significant investments in the stocks of two leading publicly held mortgage guaranty (“MI”) businesses (MGIC Investment Corp. and The PMI Group) account for a substantial portion of the realized and unrealized investment losses incurred in 2008, and reflected in the above and following tables. Unrealized losses, including losses on securities categorized as other-than-temporarily impaired (“OTTI”), represent the net difference between the most recently established cost and the market values of the investments at a point in time. The aggregate costs, original and impaired, market value, and latest reported underlying equity values of the aforementioned two mortgage guaranty investments are shown below.

		March 31,	December 31,
		2009	2008	2007

Total value of the two investments:	Original cost	$416.4	$416.4	$429.7
	Impaired cost	106.8	106.8	N/A
	Market value	32.1	82.7	375.1
	Underlying equity(*)	$496.2	$515.9	$679.7

(*)	Underlying equity based on latest reports (which may lag by one quarter) issued by investees.

When making investment decisions, management considers the Company’s ability to retain its holdings for a period sufficient to recover their cost and to obtain a competitive long-term total return. It also considers such factors as balance sheet effects of potential changes in market valuations, asset-liability matching objectives, long term ability to hold securities, tax planning considerations, and the investees’ reported book values and ability to continue as going concerns. The above-noted mortgage guaranty holdings were acquired as passive long-term investment additions to core segments of Old Republic’s business in anticipation of a turn-around for the MI industry in 2010. In management’s judgment, the currently depressed market valuations of companies operating in the housing and mortgage-lending sectors of the American economy have been impacted significantly by the cyclical and macroeconomic conditions affecting these sectors, and by the recent dysfunctionality of the banking and mortgage lending industries.

For external GAAP reporting purposes, however, Old Republic uses relatively short time frames in recognizing OTTI adjustments in its income statement. In this context, absent issuer-specific circumstances that would result in a contrary conclusion, all unrealized investment losses pertaining to any equity security reflecting a 20 percent or greater decline for a six month period is considered OTTI. Unrealized losses that are deemed temporary and all unrealized gains are recorded directly as a separate component of the shareholders’ equity account and in the consolidated statement of comprehensive income. As a result of accounting idiosyncrasies, however, OTTI losses recorded in the income statement of one period can not be offset in the income statement of a subsequent period by market value gains on the previously impaired securities unless the gains are realized through actual sales. Such unrealized market value gains can only be recognized through direct credits in the shareholders’ equity account and in the consolidated statement of comprehensive income.

Summary financial statements and other summary financial data are included beginning on page F-1 of this prospectus supplement.

Capital Resources

From time to time, in order to assure possible liquidity needs, we may guaranty the timely payment of principal and/or interest on certain intercompany balances, debt, or other securities held by some of our insurance, non-insurance, and ESSOP affiliates. At March 31, 2009, the aggregate principal amount of such guaranties was $289.5 million, $190.0 million of which related to commercial paper borrowings by one of our subsidiaries.

We intend to use the net proceeds of this offering to increase the capital of the general and title insurance business segments, to repay a portion of short-term indebtedness, and for general corporate purposes as described below under “Use of Proceeds.” As of year end 2008, additional capital funds of $35 million were directed to the title insurance segment to support the expected growth of its business. Additional capital resources of $150 million were also provided to the mortgage guaranty segment as of year end 2008 which, when combined with then existing capital funds, we expect to be more than adequate to support current mortgage insurance risk in force and the new business which we reasonably expect to write over the next 12 to 18 months. If they are not, or if unanticipated new business opportunities should present themselves, we will consider reallocating some of the net proceeds of the offering.

Regulatory Developments

Under state insurance regulations, our mortgage guaranty insurance subsidiaries are required to operate at a maximum risk-to-capital ratio of 25:1. If a subsidiary’s risk-to-capital ratio exceeds the limit, it may be prohibited from writing new business until its risk-to-capital ratio falls below the limit. At March 31, 2009, our statutory risk-to-capital ratio was 18.6:1 on a combined basis and all of our mortgage guaranty insurance subsidiaries were within the 25:1 requirement. We invested $150 million of capital in our mortgage guaranty segment during the fourth quarter of 2008. We evaluate the trends in this ratio on a quarterly basis to determine the necessity of possible capital additions.

In addition, we and other mortgage insurers have been involved in discussions with the North Carolina Insurance Department regarding risk-to-capital ratio matters including calculation methodologies and the potential need to obtain regulatory forbearance to exceed the 25:1 ratio for a period of time. As a result of rising claim costs, it is possible that the statutory risk-to-capital ratio of certain of our mortgage guaranty insurance subsidiaries could increase and exceed the maximum risk-to-capital ratio of 25:1. If this were to happen, absent regulatory relief, certain of our mortgage guaranty insurance subsidiaries could be prohibited from writing new business until their risk-to-capital ratio fell below the limit.

Legal Proceedings

A putative national class action suit has been filed against our subsidiary, Old Republic Home Protection Company (“ORHP”) in the California Superior Court, San Diego, on behalf of all persons who made a claim under an ORHP home warranty contract from March 6, 2003 to the present. The suit alleges breach of contract, breach of the implicit covenant of good faith and fair dealing, violations of certain California consumer protection laws and misrepresentation arising out of ORHP’s alleged failure to adopt and implement reasonable standards for the prompt investigation and processing of claims under its home warranty contracts. The suit seeks unspecified damages consisting of the rescission of the class members’ contracts, restitution of all sums paid by the class members, punitive damages, declaratory and injunctive relief. No class has been certified. ORHP has removed the action to the U.S. District Court for the Southern District of California. It is too early in the proceeding to evaluate ORHP’s exposure or the likely outcome of the case. ORHP intends to vigorously oppose class certification and to defend against the action.

Old Republic International Corporation is a Delaware corporation. Our principal executive offices are located at 307 North Michigan Avenue, Chicago, Illinois 60601, and our telephone number at that address is (312) 346-8100. Our website address is http://www.oldrepublic.com. Except for documents incorporated by reference into this prospectus, information included or available through our website does not constitute a part of this prospectus supplement or the prospectus.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read this prospectus supplement and the accompanying prospectus before making an investment in the notes. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes. As used in this section, “we,” “our” and “us” refer to Old Republic International Corporation and not to any of its consolidated subsidiaries.

Issuer	Old Republic International Corporation, a Delaware corporation

Securities	$275,000,000 principal amount of 8.00% Convertible Senior Notes due 2012 (plus up to an additional $41,250,000 principal amount to cover overallotments if any)

Maturity	May 15, 2012, unless earlier repurchased or converted

Issue Price	100% plus accrued interest, if any, from April 29, 2009

Interest	8.00% per year. Interest will accrue from April 29, 2009 and will be payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2009.

Conversion Rights	Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date in multiples of $1,000 principal amount.

The conversion rate for the notes is initially 86.8056 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $11.52 per share of common stock), subject to adjustment as described in this prospectus supplement.

In addition, following certain corporate transactions that occur prior to maturity, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances as described under “Description of Notes — Conversion Rights — Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the shares of our common stock, together with any cash payment for any fractional share, into which a note is convertible.

Fundamental Change	If we undergo a “fundamental change” (as defined in this prospectus supplement under “Description of Notes — Fundamental Change Permits Holders to Require Us to Purchase Notes”), subject to certain conditions, you will have the option to require us to purchase all or any portion of your notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

Ranking	The notes will be our senior unsecured obligations and will rank:

• senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes;

• equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated;

• junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• structurally junior to all existing and future indebtedness and liabilities incurred by our subsidiaries.

As of March 31, 2009, our total consolidated indebtedness was approximately $221 million. As of March 31, 2008, our subsidiaries had total policy liabilities and accruals of approximately $8.7 billion to which the notes would have ranked structurally junior, and neither we nor our subsidiaries had any secured indebtedness outstanding.

The base indenture governing the notes, as supplemented by the supplemental indenture to be entered into in connection with this notes offering (which we refer to collectively as the “indenture”), does not limit the amount of debt that we or our subsidiaries may incur.

Use of Proceeds	We estimate that the proceeds from this offering will be approximately $267.4 million ($307.6 million if the underwriters exercise their option to purchase additional notes in full), after deducting fees and before estimated expenses. We intend to use approximately $112.5 million and $30.0 million of the net proceeds of the offering to increase the capital of the general and title insurance business segments, respectively, in order to support future growth opportunities. We also plan to use approximately $100.0 million to repay commercial paper with maturities ranging from 30 to 90 days that as of April 23, 2009, carried interest rates ranging from 1.5% to 3.1%. We expect to use the remaining net proceeds for general corporate purposes. See “Use of Proceeds.”

Book-entry Form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a Public Market for the Notes	The notes will be new securities and there is currently no established market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system.

NYSE Trading Symbol	Our common stock is listed on the New York Stock Exchange under the symbol “ORI.”

Certain U.S. Federal Income Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of the purchase, ownership, disposition and conversion of the notes, and the ownership and disposition of shares of our common stock received upon a conversion of the notes in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain U.S. Federal Income Tax Considerations.”

Trustee, Paying Agent and Conversion Agent	Wilmington Trust Company

Risk Factors	See “Risk Factors” beginning on page S-19 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS

Any investment in the notes and our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained herein or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, which could adversely affect your investment in the notes. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.” As used in this section, “we,” “our” and “us” refer to Old Republic International Corporation and not to any of its consolidated subsidiaries.

Risks Related to the Notes and our Common Stock

The notes are effectively subordinated to our secured debt and any liabilities of our subsidiaries.

The notes will be our senior unsecured obligations and will rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to our existing and future indebtedness that is not so subordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness and liabilities incurred by our subsidiaries. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure any of our secured debt will be available to pay obligations on the notes only after the secured debt has been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes does not prohibit us from incurring additional senior debt or secured debt, nor does it prohibit any of our subsidiaries from incurring additional liabilities.

As of March 31, 2009, our total consolidated indebtedness was approximately $221 million. As of March 31, 2008, our subsidiaries had total policy liabilities and accruals of approximately $8.7 billion to which the notes would have ranked structurally junior, and neither we nor our subsidiaries had any secured indebtedness outstanding.

The notes are obligations of Old Republic International Corporation only, and our status as a holding company with no direct operations could adversely affect our ability to pay dividends to our stockholders and to service our debt, including the notes.

Old Republic International Corporation is a holding company that transacts business through its operating subsidiaries. Our primary assets are the capital stock of these operating subsidiaries. Thus, our ability to pay dividends to our stockholders and to service the indebtedness of Old Republic International Corporation, including the notes, depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to the holding company. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose.

In addition, payment of dividends by our insurance subsidiaries is restricted by state insurance laws or subject to approval of the insurance regulatory authorities in the jurisdictions in which they are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations and the ability of an insurer to pay dividends to its shareholders. The specific rules governing the payment of dividends by our insurance subsidiaries vary from jurisdiction to jurisdiction. Our insurance subsidiaries are domiciled in seventeen different jurisdictions. Generally, under applicable insurance laws and regulations, our insurance subsidiaries are prohibited from paying dividends to the holding company in excess of either the greater or lesser of (depending upon the state involved) 10% of statutory surplus or a portion of statutory net income, without the prior approval of the applicable insurance regulatory authority. Based on financial data for the fiscal year ended December 31, 2008, the maximum amount of dividends payable to Old Republic International Corporation by its insurance and non-insurance company subsidiaries during the fiscal year ended December 31, 2009 without the prior approval of appropriate regulatory authorities is approximately $245.7 million. Dividends declared during the fiscal years ended December 31, 2008, 2007 and 2006 to our company by our subsidiaries amounted to $191.2 million, $175.8 million and $362.3 million, respectively. There can be no assurance that our subsidiaries will be able to continue to pay such dividends to us in the future. If our subsidiaries are unable to pay dividends to us in amounts necessary to satisfy our obligations, our ability to pay dividends to our stockholders, and to service our debt, including the notes, could be adversely affected.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our debt, including the notes.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our consolidated operating results, which exclude net investment gains or losses, declined significantly in both the fourth quarter of 2008 compared to the fourth quarter of 2007 and for the year ended December 31, 2008 compared to the year ended December 31, 2007. Substantially all the reduced performance stemmed from continued weakness in our mortgage guaranty and title insurance lines. Given the continuing downtrend in U.S. economic activity and the substantial dislocations that have enveloped all organizations with housing and mortgage-lending exposures, we believe that these factors will exert additional earnings pressures throughout 2009 and, at the least, a part of 2010. Accordingly, our businesses may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Our commercial paper program is supported by standby credit facilities with five lenders. These credit facilities expire at various times during the second and third quarters of this year. We expect that these credit facilities will be renewed, or replacement facilities obtained, but no assurance can be given that we will be able to renew or obtain these credit facilities. If we are unable to renew or obtain these credit facilities, it could have an adverse effect on our capital resources.

Recent developments in the convertible debt markets may adversely affect the market value of the notes.

The convertible debt markets are currently experiencing unprecedented disruptions resulting from, among other things, the recent instability in the credit and capital markets and the emergency orders issued by the Securities and Exchange Commission on September 17 and 18, 2008 (and extended on October 1, 2008). These orders were issued as a stop-gap measure while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. Among other things, these orders temporarily imposed a prohibition on effecting short sales of the common stock of certain financial companies. As a result, the SEC orders made the convertible arbitrage strategy that many convertible notes investors employ difficult to execute for outstanding convertible notes of those companies whose common stock was subject to the short sale prohibition. The SEC orders expired at 11:59 p.m., New York City Time, on Wednesday, October 8, 2008. However, the SEC is currently considering instituting other limitations on effecting short sales (such as the up-tick rule) and other regulatory organizations may do the same. Any future governmental actions that interfere with the ability of convertible notes investors to effect short sales on the underlying common stock would significantly affect the market value of the notes.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The market price of our common stock has experienced, and may continue to experience, significant volatility. Between January 1, 2008 and April 23, 2009, the trading price of our common stock on the New York Stock Exchange has ranged from a low of $7.39 per share to a high of $16.50 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this “Risk Factors” section and in the other documents incorporated herein by reference as well as, among other things:

•	our operating and financial performance and prospects;

•	our ability to repay our debt;

•	investor perceptions of us and the industry and markets in which we operate;

•	our dividend policy;

•	future sales of equity or equity-related securities;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years has experienced significant price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline because a decrease in the market price of our common stock would likely adversely impact the trading price of the notes.

Although we are not entering into any such transactions at the time we issue the notes, we may in the future engage in derivative transactions with counterparties in order to mitigate in part the potential for dilution associated with conversions of the notes. In connection with establishing initial hedge positions with respect to any such derivative transactions, such counterparties and/or their affiliates may purchase or sell our common stock or enter into various derivative transactions with respect to our common stock concurrently with or shortly after entering into such transactions. In addition, the counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock and/or by selling or purchasing our common stock in secondary market transactions following the entry into such derivative transactions and prior to the maturity of the notes (and are likely to do so during periods in which holders will be converting their notes). These activities could affect the market value of our common stock and the value of the consideration that you will receive upon conversion of the notes.

We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon repurchase of the notes.

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change at 100% of their principal amount plus accrued and unpaid interest as described under “Description of Notes — Fundamental Change Permits Holders to Require Us to Purchase Notes.” However, we may not have enough available cash or be able to obtain financing at the time we are required to repurchase notes, particularly if the fundamental change requires us to retire other indebtedness. In addition, our ability to repurchase the notes may be limited by law, by regulatory authority or by the agreements governing our indebtedness that exist at the time of the repurchase. Our failure to repurchase surrendered notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under the agreements governing our other indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

Future sales of shares of our common stock may depress its market price.

In the future, we may sell additional shares of our common stock to raise capital. Sales of substantial amounts of additional shares of common stock, including shares of common stock underlying the notes and shares issuable upon exercise of outstanding options as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy or to adjust our ratio of debt-to-equity, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our common stock could also be affected by possible sales of our common stock by investors who view the notes being offered in this offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our common stock.

Holders of notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to them to the extent our conversion obligation includes shares of our common stock.

Holders of notes will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) prior to the conversion date relating to such notes, but holders of notes will be subject to all changes affecting our common stock. For example, if an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date related to a holder’s conversion of its notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our common stock.

The notes are not protected by restrictive covenants.

The indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Old Republic International Corporation, except to the extent described under “Description of Notes — Fundamental Change Permits Holders to Require Us to Purchase Notes,” “Description of Notes — Conversion Rights — Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change” and “Description of Notes — Consolidation, Merger and Sale of Assets.”

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a make-whole fundamental change occurs prior to maturity, under certain circumstances, we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such make-whole fundamental change. The increase in the conversion rate will be determined based on the date on which the make-whole fundamental change becomes effective and the price paid (or deemed paid) per share of our common stock in such transaction, as described below under “Description of Notes — Conversion Rights — Adjustments to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change.” The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $50.00 per share or less than $9.60 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the conversion rate as a result of this adjustment exceed 104.1666 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes — Conversion Rights — Conversion Rate Adjustments.”

Our obligation to increase the conversion rate upon the occurrence of a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

Provisions in our organizational documents, our rights agreement, certain of our employee benefit plans and state law could delay or prevent a change in control of our company, or cause a change in control of our company to have adverse regulatory consequences, any of which could adversely affect the price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging, delaying or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our shareholders. These provisions include dividing our board of directors into three classes and specifying advance notice procedures for shareholders to nominate candidates for election as members of our board of directors and for shareholders to submit proposals for consideration at shareholders’ meetings. In addition, these provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders.

Each currently outstanding share of our common stock includes, and each share of our common stock issuable upon conversion of the notes will include, a common share purchase right. The rights are attached to and trade with the shares of common stock and currently are not exercisable. The rights will become exercisable if a person or group acquires, or announces an intention to acquire, 20% or more of our outstanding common stock The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution, each of which requires our board’s approval. The rights could have the effect of delaying, deferring or preventing a change of control.

We have established various employee benefit plans as more fully described in the Proxy Statement for our 2009 Annual Meeting, portions of which are incorporated by reference into this prospectus supplement. A change in control of our company would accelerate the vesting of benefits under certain of our benefit plans and would require the immediate payment of all deferred balances under certain of these plans. This could have the effect of deterring or preventing a change of control.

In addition, Section 203 of the Delaware General Corporation Law may limit the ability of an “interested shareholder” to engage in business combinations with us. An interested shareholder is defined to include persons owning 15% or more of any class of our outstanding voting stock.

We are also subject to the insurance regulations in the jurisdictions in which our insurance subsidiaries are licensed. Under the insurance laws of most jurisdictions, advance approval by the state insurance department is required for any change of control of an insurer. “Control” is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any such acquisition of our common stock.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes or to increase the conversion rate of the notes.

Upon the occurrence of a fundamental change, you have the right to require us to repurchase your notes and may have the right to convert your notes with an increased conversion rate. However, the definition of the term “fundamental change” is limited to only certain transactions or events. Therefore the fundamental change provisions will not afford protection to holders of notes in the event of other transactions or events that do not constitute a fundamental change but that could nevertheless adversely affect the notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes or providing you with the right to convert your notes at an increased conversion rate. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes or to convert the notes with an increased conversion rate, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings or otherwise adversely affect the value of the notes.

We cannot assure you that an active trading market will develop for the notes.

Prior to this offering, there has been no trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any interdealer quotation system. We have been informed by the underwriters that they intend to make a market in the notes after the offering is completed. However, the underwriters have no obligation to make a market in the notes and may cease their market making at any time without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price.

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If a make-whole fundamental change occurs on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the make-whole fundamental change. Such increase may also be treated as a distribution subject to U.S. federal income tax. See “Certain U.S. Federal Income Tax Considerations.”

If you are a non-U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations”), any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set-off against subsequent payments. Under the terms of the supplemental indenture, we are not obligated to pay you any additional amounts in respect of such withheld taxes. See “Certain U.S. Federal Income Tax Considerations.”

A downgrade in our ratings from A.M. Best Company, Standard & Poor’s Corporation, Moody’s or Fitch Ratings Service could negatively affect our business.

Ratings are an important factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best, Standard & Poor’s, Moody’s, and Fitch. These ratings reflect the rating companies’ opinions of an insurance company’s and insurance holding company’s financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, and are not evaluations directed to investors. Our ratings are subject to periodic review, and we cannot assure the continued maintenance of our current ratings. The principal companies in our General Insurance segment are rated either A+ (Superior) or A (Excellent) by A.M. Best. Republic Mortgage Insurance Company, or RMIC, our principal mortgage insurance subsidiary, is rated BBB by Fitch, Baa2 by Moody’s and A- by Standard & Poor’s. Our Title Insurance group is rated A or higher by each of A.M. Best, Fitch, Moody’s and Standard & Poor’s.

In February, Moody’s downgraded all of the mortgage guaranty insurance companies in the industry, including RMIC, which was downgraded four notches to Baa2 with a developing outlook. In April, Standard & Poor’s also downgraded all of the mortgage guaranty insurance companies, including RMIC, which was downgraded one notch to A- with a stable outlook. On April 23, 2009, Fitch downgraded RMIC four notches to BBB with a negative outlook.

There can be no assurance, particularly in the current economic environment, that our insurance subsidiaries will be able to maintain their current ratings. If the ratings of any of our insurance companies are reduced from their current levels, our business could be adversely affected.

USE OF PROCEEDS

We estimate that the proceeds from this offering will be approximately $267.4 million ($307.6 million if the underwriters exercise their option to purchase additional notes in full), after deducting fees and before estimated expenses. We intend to use approximately $112.5 million and $30.0 million of the net proceeds of the offering to increase the capital of the general and title insurance business segments, respectively, in order to support future growth opportunities. We also plan to use approximately $100.0 million to repay commercial paper with maturities ranging from 30 to 90 days that as of April 23, 2009, carried interest rates ranging from 1.5% to 3.1%. We expect to use the remaining net proceeds for general corporate purposes.

Pending application for the foregoing purposes, the net proceeds from this offering will be invested in short-term interest bearing instruments or other investment grade securities.

MARKET FOR OUR COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “ORI”. The following table sets forth the high and low sales prices of the common stock on the New York Stock Exchange Composite Tape for the calendar periods indicated, and cash dividends declared for each quarterly period:

		Closing Price		Cash
		High	Low	Dividends

1st quarter	2007	$23.51	$21.68	$.15
2nd quarter	2007	22.38	21.06	.16
3rd quarter	2007	21.73	17.70	.16
4th quarter	2007	$19.46	$13.73	$.16

1st quarter	2008	$15.91	$12.31	$.16
2nd quarter	2008	15.46	11.84	.17
3rd quarter	2008	16.50	9.32	.17
4th quarter	2008	$12.07	$7.39	$.17

1st quarter	2009	$12.61	$7.40	$.17
2nd quarter	2009 (through April 23, 2009)	$12.17	$9.60	—

As of January 30, 2009, there were 2,742 stockholders of record. See “Risk Factors — Risks Related to the Notes — The notes are obligations of Old Republic International Corporation only, and our status as a holding company with no direct operations could adversely affect our ability pay dividends to our stockholders and to service our debt, including the notes” and Note 3(c) of the Notes to Consolidated Financial Statements included in our 2008 Form 10-K for a description of certain regulatory restrictions on the payment of dividends by Old Republic’s insurance subsidiaries.

RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratios)

Our ratios of earnings to fixed charges for the periods indicated are as follows :

	Quarter Ended
	March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Actual	NM(1)	NM(1)	56.10	71.26	79.13	75.94
Pro Forma(2)	NM(1)	NM(1)

footnotes on following page

(1)	Not meaningful. For the year ended December 31, 2008 and the quarter ended March 31, 2009, earnings were insufficient to cover fixed charges by $794.8 million and $92.8 million, respectively. On a pro forma basis, for the year ended December 31, 2008 and the quarter ended March 31, 2009, earnings were insufficient to cover fixed charges by $795.5 million and $93.6 million, respectively. Such shortfalls are due primarily to the ongoing weakness in the Company’s housing-related mortgage guaranty and title insurance lines. 2008 was further negatively impacted by other than temporary impairments of invested assets.

(2)	The pro forma ratio gives effect to the issuance of the notes offered hereby and the use of proceeds as described under “Use of Proceeds,” as well as the retirement of a portion of our commercial paper borrowings with such net proceeds, in each case as if they occurred on January 1, 2008.

For purposes of computing these ratios, earnings consist of net income. Fixed charges consist of interest expense and amortization of capitalized debt expenses.

CAPITALIZATION

The following table sets forth our cash position and capitalization as of March 31, 2009, on an actual basis and on an as adjusted basis to give effect to the issuance and sale of the notes in this offering, after deducting the underwriting discounts and commissions and before estimated offering expenses (assuming no exercise of the underwriters’ over-allotment option to purchase additional notes). The table should be read in conjunction with the more detailed information contained in the consolidated financial statements and notes thereto and “Management Analysis of Financial Position and Results of Operations” included in Old Republic International Corporation’s annual report on Form 10-K for the period ended December 31, 2008 incorporated by reference into this prospectus supplement.

	March 31, 2009
	Actual	As Adjusted
	(In millions)

Cash	$59.7	$227.1
Debt:
Commercial paper due within 180 days with an average yield of 2.08%(1)	$189.6	$89.6
Convertible senior notes due 2012	—	275.0
Other	31.5	31.5

Total debt	221.1	396.1
Preferred Stock:
Convertible preferred stock(2)	—	—
Common shareholders’ equity:
Common stock(2)	240.5	240.5
Additional paid-in capital	407.2	407.2
Retained earnings	3,092.7	3,092.7
Accumulated other comprehensive income (loss)	(51.0)	(51.0)
Unallocated ESSOP shares (at cost)	(46.1)	(46.1)
Treasury stock (at cost)(2)	—	—

Total common shareholders’ equity	3,643.2	3,643.2
Total capitalization	$3,864.3	$4,039.3

(1)	As of April 22, 2009 we had $215 million of outstanding commercial paper borrowings.

(2)	At March 31, 2009 and 2008 there were 75,000,000 shares of $0.01 par value preferred stock authorized, of which no shares were outstanding. As of the same dates, there were 500,000,000 shares of common stock, $1.00 par value, authorized, of which 240,554,385 and 232,078,666 were issued as of March 31, 2009 and 2008, respectively. At March 31, 2009 and 2008, there were 100,000,000 shares of Class B Common Stock, $1.00 par value, authorized, of which no shares were issued. Common shares classified as treasury stock were 0 and 1,566,100 as of March 31, 2009 and 2008, respectively.

REINSURANCE

We purchase reinsurance in order to reduce our retention on individual risks. For larger risks, we may purchase reinsurance to enable us to write policies with sufficient limits to meet policyholder needs. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement.

The following table displays liabilities in thousands reinsured by our ten largest reinsurers at December 31, 2008. These ten reinsurers represented approximately 61% of our approximately $2.3 billion reinsured liabilities at December 31, 2008.

		Reinsurance			% of
	A.M.	Recoverable			Total
	Best	on Paid	Claims	Total Exposure	Reinsured
Reinsurer	Rating	Losses	Reserves	to Reinsurer	Liabilities

Munich Re America, Inc.	A+	$9,097	$671,494	$680,591	29.9%
Swiss Reinsurance America Corporation	A+	2,659	161,206	163,865	7.2
National WC Reinsurance Pool	unrated	3,600	101,394	104,994	4.6
Muenchener Ruckversicherungs	A+	5,486	80,202	85,688	3.8
General Reinsurance Corporation	A++	(311)	85,700	85,389	3.7
Westport Insurance Corp (formerly Employers Re)	A+	950	63,866	64,816	2.8
School Boards Ins. Co. of PA	unrated	0	63,122	63,122	2.8
KY WC Reins Pool for CM Risks	unrated	2,112	54,338	56,450	2.5
Transatlantic Reinsurance Company	A	1,134	43,161	44,295	1.9
CPS Insurance Company, Ltd.	unrated	0	42,105	42,105	1.8

		$24,727	$1,366,588	$1,391,315	61.0%

Reinsurance recoverable balances for the ten largest reinsurers are shown before consideration of balances owed to reinsurers and any potential rights of offset, any collateral held by us and allowances for bad debts.

Reinsurance recoverable balances represent amounts due from or credited by assuming reinsurers for paid and unpaid claims and premium reserves. Such reinsurance balances as are recoverable from non-admitted foreign and certain other reinsurers such as captive insurance companies owned by assureds, as well as similar balances or credits arising from policies that are retrospectively rated or subject to assureds’ high deductible retentions, are generally substantially collateralized by letters of credit, securities, and other financial instruments. We evaluate on a regular basis the financial condition of our assuming reinsurers and assureds who purchase our retrospectively rated or self-insured deductible policies. Estimates of unrecoverable amounts totaling $28.2 million as of December 31, 2008 are included in our net claim and claim expense reserves since reinsurance, retrospectively rated, and self-insured deductible policies and contracts do not relieve us from our direct obligations to assureds or their beneficiaries. See note 4(a) of the Notes to Consolidated Financial Statements and Management Analysis of Financial Condition and Results of Operations included in our 2008 Form 10-K for additional information about our reinsurance programs and exposures.

DESCRIPTION OF NOTES

The Company will issue the notes under a base indenture dated as of August 15, 1992, between itself and Wilmington Trust Company, as supplemented by a supplemental indenture with respect to the notes. In this section, we refer to the base indenture (the “base indenture”), as supplemented by the supplemental indenture (the “supplemental indenture”), collectively as the “indenture.” The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from us as described under “Where You Can Find More Information” in the accompanying prospectus.

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Old Republic International Corporation and not to any of its subsidiaries.

General

The notes:

•	will be general unsecured, senior obligations of the Company;

•	will initially be limited to an aggregate principal amount of $275,000,000 (or $316,250,000 if the underwriters’ over-allotment option is exercised in full);

•	will bear cash interest from April 29, 2009 at an annual rate of 8.00% payable on May 15 and November 15 of each year, beginning on November 15, 2009;

•	will be subject to purchase by us for cash at the option of the holders following a fundamental change (as defined below under “— Fundamental Change Permits Holders to Require Us to Purchase Notes”), at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date;

•	will mature on May 15, 2012 unless earlier converted or repurchased;

•	will be issued in denominations of $1,000 and multiples of $1,000; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “— Book-entry, Settlement and Clearance.”

Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The notes may be converted into shares of our common stock initially at a conversion rate of 86.8056 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $11.52 per share of common stock). The conversion rate is subject to adjustment if certain events occur. You will not receive any separate cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture does not limit the amount of debt which may be issued by the Company or its subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “— Fundamental Change Permits Holders to Require Us to Purchase Notes” and ‘‘— Consolidation, Merger and Sale of Assets” below and except for the provisions set forth under “— Conversion Rights — Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Changes” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving the Company or in the event of a decline in the credit rating of the Company as a result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving the Company that could adversely affect such holders.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes offered hereby in an unlimited aggregate principal amount; provided that such additional notes must be part of the same issue as the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase notes in open market purchases or negotiated transactions without giving prior notice to holders.

The Company does not intend to list the notes on a national securities exchange or interdealer quotation system.

Payments on the Notes; Paying Agent and Registrar; Transfer and Exchange

We will pay the principal of and interest on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

We will pay the principal of any certificated notes at the office or agency designated by the Company for that purpose. We have initially designated the trustee as our paying agent and registrar and its agency in New York City, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and the Company may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

A holder of certificated notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the trustee or the registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. The Company is not required to transfer or exchange any note surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes.

Interest

The notes will bear cash interest at a rate of 8.00% per year until maturity. Interest on the notes will accrue from April 29, 2009 or from the most recent date on which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2009.

Interest will be paid to the person in whose name a note is registered at the close of business on May 1 or November 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date or the stated maturity date or any earlier required repurchase date would fall on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. The term “business day” means any day other than a Saturday, a Sunday or any other day on which banks or trust companies in The City of New York are authorized or required by law or executive order to be closed.

References to interest in this prospectus supplement include additional interest, if any, payable upon our election to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with our reporting obligations as described under “— Events of Default.”

Ranking

The notes will be senior unsecured obligations of the Company that rank senior in right of payment to all existing and future indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all existing and future indebtedness of the Company that is not so subordinated. The notes will effectively rank junior to any secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. The notes will be structurally junior to all existing and future indebtedness and liabilities incurred by our subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company that secure secured debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

As of March 31, 2009, our total consolidated indebtedness was approximately $221 million. As of March 31, 2008, our subsidiaries had total policy liabilities and accruals of approximately $8.7 billion to which the notes would have ranked structurally junior, and neither we nor our subsidiaries had any secured indebtedness outstanding.

The ability of our subsidiaries to pay dividends and make other payments to us is restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. We may not be able to pay the fundamental change purchase price if a holder requires us to repurchase notes as described below. See “Risk Factors — Risks Related to the Notes — We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon repurchase of the notes.”

Conversion Rights

General

Holders may convert their notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The notes may be converted into shares of our common stock initially at a conversion rate of 86.8056 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $11.52 per share of common stock). The trustee will initially act as the conversion agent.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, except as described below. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price (as defined below) of the common stock on the relevant conversion date. Our delivery to you of the full number of shares of our common stock, together with any cash payment for any fractional share, into which a note is convertible will be deemed to satisfy in full our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New

York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made:

•	for conversions following the record date immediately preceding the maturity date;

•	if we have specified a fundamental change purchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal United States national or regional securities exchange or market on which our common stock is listed or admitted for trading. If our common stock is not so listed or admitted for trading, “scheduled trading day” means a business day.

“Trading day” means a day on which (i) trading in our common stock generally occurs on the New York Stock Exchange or, if our common stock is not then listed on the New York Stock Exchange, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a United States national or regional securities exchange, in the principal other market on which our common stock is then traded, and (ii) a last reported sale price for our common stock is available on such securities exchange or market. If our common stock (or other security for which a closing sale price must be determined) is not so listed or traded, “trading day” means a business day.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with the relevant procedures described above is the conversion date under the indenture.

If a holder has already delivered a purchase notice as described under “— Fundamental Change Permits Holders to Require Us to Purchase Notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment Upon Conversion

Upon conversion of the notes, we will deliver to a converting holder a number of shares equal to (i) the aggregate principal amount of notes to be converted divided by $1,000, multiplied by (ii) the applicable conversion rate. We will deliver such shares of common stock on the third business day immediately following the relevant conversion date. We will deliver cash in lieu of any fractional share of common stock issuable upon conversion based upon the last reported sale price on the relevant conversion date.

Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the date the requirements set forth in the indenture have been satisfied as to such notes; provided, however, that a converting noteholder will become the record holder of any shares of our common stock due upon such conversion as of the relevant conversion date.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any such transactions under clauses (1) (but only with respect to stock dividends or distributions), (2), (3), (4A) and (4B) below without having to convert their notes as if they held the full number of shares underlying their notes.

(1) If we exclusively issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	OS1

OS0

where,

CR0 =	the conversion rate in effect immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or combination, as applicable;

CR1 =	the conversion rate in effect immediately after the open of business on such ex-dividend date or effective date;

OS0 =	the number of shares of our common stock outstanding immediately prior to the open of business on such ex-dividend date or effective date; and

OS1 =	the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days after the announcement date of such issuance to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration to the conversion rate that would be in effect had the adjustment been made on the basis of delivery of only the number of shares of common stock actually delivered):

CR1	=	CR0	x	OS0 + X

OS0 + Y

where,

CR0 =	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such issuance;

CR1 =	the conversion rate in effect immediately after the open of business on such ex-dividend date;

OS0 =	the number of shares of our common stock outstanding immediately prior to the open of business on such ex-dividend date;

X =	the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y =	the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights or warrants.

(3) If we distribute shares of our capital stock, evidences of our indebtedness, other assets or property of ours or rights or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding

•	dividends or distributions and rights or warrants as to which an adjustment was effected pursuant to clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0

SP0 − FMV

where,

CR0 =	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR1 =	the conversion rate in effect immediately after the open of business on such ex-dividend date;

SP0 =	the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV =	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, property, rights or warrants distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

If the then fair market value of the portion of the shares of capital stock, evidences of indebtedness or other assets or property so distributed applicable to one share of common stock is equal to or greater than the average of the last reported sales prices of our common stock over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution, in lieu of the foregoing adjustment, each holder of a note shall receive, at the same time and upon the same terms as holders of our common stock, the amount and kind of securities and assets such holder would have received as if such holder owned a number of shares of common stock equal to the conversion rate in effect on the record date for the distribution of the securities or assets.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit and such shares of capital stock or similar equity interests are listed for trading on a securities exchange, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR1	=	CR0	x	FMV0 + MP0

MP0

where,

CR0 =	the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR1 =	the conversion rate in effect immediately after the end of the valuation period;

FMV0 =	the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and

MP0 =	the average of the last reported sale prices of our common stock over the valuation period.

The adjustment to the conversion rate under the preceding paragraph will occur on the last day of the valuation period; provided that in respect of any conversion during the valuation period, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date for such spin-off and the conversion date in determining the applicable conversion rate.

(4A) If any regular, quarterly cash dividend or distribution made to all or substantially all holders of our common stock during any quarterly fiscal period exceeds $0.17 (the “initial dividend threshold”), the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0

SP0 − C

where,

CR0 =	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;

CR1 =	the conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;

SP0 =	the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C =	the amount in cash per share we distribute to holders of our common stock in excess of the initial dividend threshold.

The initial dividend threshold is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate; provided that no adjustment will be made to the initial dividend threshold for any adjustment to the conversion rate under this clause (4A) or clause (4B).

(4B) If we pay any cash dividend or distribution that is not a regular, quarterly cash dividend or distribution to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0

SP0 − C

where,

CR0 =	the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;

CR1 =	the conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;

SP0 =	the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C =	the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1	=	CR0	x	AC + (SP1 x OS1)

OS0 x SP1

where,

CR0 =	the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

CR1 =	the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

AC =	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 =	the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 =	the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 =	the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references with respect to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and the conversion date in determining the applicable conversion rate.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities. If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of share combination).

As used in this section, “ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including a distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment or the nonoccurrence of an adjustment to the conversion rate, see “Certain U.S. Federal Income Tax Considerations.”

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the shares of common stock received in connection with such conversion, the rights under the rights plan with respect to such common stock, unless prior to any conversion, the rights have separated from our common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, assets, property, rights or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustment, regardless of whether the aggregate adjustment is less than 1%, on the conversion date for any notes.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the case of:

•	any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination);

•	a consolidation, merger or combination involving us; or

•	a sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange,

in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

In connection with any transaction described above, we will also adjust the initial dividend threshold (as defined under “— Conversion Rights — Conversion Rate Adjustments” above) based on the number of shares of common stock comprising the reference property and (if applicable) the value of any non-stock consideration comprising the reference property. If the reference property is comprised solely of non-stock consideration, the initial dividend threshold will be zero.

Certain Other Adjustments

Whenever any provision of the indenture requires us to calculate last reported prices over a span of multiple days, our board of directors will make appropriate adjustments to such prices, the conversion rate, or the amount due upon conversion to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date of the event occurs, at any time during the period from which such prices are to be calculated.

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change

If a “fundamental change” (as defined below and determined after giving effect to any exceptions or exclusions to such definition, but without regard to the proviso in clause (2) of the definition thereof, a “make-whole fundamental change”) occurs and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of common stock (the “additional shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such make-whole fundamental change if the notice of conversion of the notes is received by the conversion agent from, and including, the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date (or, in the case of an event that would have been a fundamental change but for the proviso in clause (2) of the definition thereof, the 35th calendar day immediately following the effective date of such make-whole fundamental change).

Upon surrender of notes for conversion in connection with a make-whole fundamental change, we will deliver shares of our common stock as described under “— Conversion Rights — Payment Upon Conversion,” calculated based on the conversion rate as adjusted by the additional shares. However, if, at the effective time of such transaction, the reference property as described under ‘‘— Recapitalizations, Reclassifications and Changes of Our Common Stock” above is comprised entirely of cash, then, for any conversion of notes following the effective date of such make-whole fundamental change, the conversion obligation will be calculated based solely on the “stock price” (as defined below) for the transaction and will be deemed to be an amount equal to the conversion rate (including any adjustment additional shares) multiplied by such stock price. In such event, the conversion obligation will be determined and paid to holders in cash on the third business day following the conversion date. We will notify holders of the effective date of any make-whole fundamental change and issue a press release announcing such effective date no later than five business days after such effective date.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the make-whole fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid (or deemed paid) per share of our common stock in the fundamental change. If the holders of our common stock receive only cash in a make-whole fundamental change described in clause (2) of the definition of fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the ten trading-day period ending on, and including, the trading day immediately preceding the effective date of the make-whole fundamental change.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

The following table sets forth the number of additional shares to be received per $1,000 principal amount of notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$9.60	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00

April 29, 2009	17.3610	14.6694	6.0104	3.7392	2.5978	2.0941	1.7603	1.5210	1.3407	1.1997	1.0865
May 15, 2010	17.3610	14.4800	4.7279	2.5795	1.7682	1.4200	1.1883	1.0222	0.8972	0.8000	0.7217
May 15, 2011	17.3610	13.2255	2.7321	1.2881	0.9360	0.7555	0.6364	0.5509	0.4865	0.4357	0.3954
May 15, 2012	17.3610	13.1944	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $9.60 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 104.1666 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Fundamental Change Permits Holders to Require Us to Purchase Notes

If a “fundamental change” (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase for cash any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or a multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the fundamental change purchase date (unless the fundamental change purchase date is after a record date and on or prior to the interest payment date to which such record date relates, in which case we will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date and the fundamental change purchase price will be equal to 100% of the principal amount of the notes to be purchased). The fundamental change purchase date will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued if any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 other than us, our subsidiaries and our and their employee benefit plans, has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of any share exchange, consolidation or merger of us or any other transaction or series of transactions pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of all classes of our common equity immediately prior to such transaction that is a share exchange, consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change;

(3) our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(4) our common stock (or other common stock into which the notes are then convertible) ceases to be listed or quoted on a national securities exchange in the United States.

A fundamental change as a result of clause (2) above will not be deemed to have occurred, however, if 100% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares, in connection with the transaction or transactions constituting the fundamental change consists of shares of common stock traded on the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors) or which will be so traded when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

On or before the 20th calendar day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in New York City, New York, or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the business day immediately preceding the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent if the notes are in certificated form. If the notes are not in certificated form, you must comply with DTC’s procedures for tendering interests in global notes. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change purchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change purchase price on the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities on the fundamental change purchase date sufficient to pay the fundamental change purchase price of notes for which the holders have tendered and not withdrawn purchase notices, then:

•	such notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

In connection with any purchase offer pursuant to a fundamental change purchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default with respect to the notes other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

The purchase rights of the holders could discourage a potential acquirer from acquiring us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors — Risks Related to the Notes — We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon repurchase of the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

The indenture provides that the Company will not consolidate with or merge into any other corporation or convey or transfer or lease its properties and assets substantially as an entirety to any person unless:

(1) the corporation formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of the Company on all of the debt securities outstanding under the base indenture;

(2) immediately after giving effect to such transaction, no default or event of default (each as defined in the indenture) shall have occurred and be continuing; and

(3) the Company shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this provision and that all conditions precedent provided for in the indenture relating to such transaction have been complied with.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a “fundamental change” (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

Each of the following is an event of default under the indenture:

(1) the Company defaults in the payment of interest on any note when the same becomes due and payable and such default continues for a period of 30 days;

(2) the Company defaults in the payment of principal of any note when the same becomes due and payable, whether at its stated maturity, upon acceleration, upon any required repurchase, upon declaration or otherwise;

(3) failure by the Company to comply with its obligation to convert the notes in accordance with the indenture upon exercise of a holder’s conversion right;

(4) failure by the Company to give a fundamental change notice when due;

(5) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the indenture with respect to the notes (other than a covenant or agreement in respect of which non-compliance by the Company would otherwise be an event of default) and such default or breach continues for a period of 60 consecutive days after written notice to the Company by the trustee or to the Company and the trustee by the “holders” (as defined in the indenture) of 10% or more in aggregate principal amount of the notes then outstanding;

(6) an event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of the Company or any significant subsidiary (as defined in Article 1, Rule 1-02 of Regulation S-X) of the Company for money borrowed in excess of $50 million, whether such indebtedness now exists or shall hereafter be created, shall happen and shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not be rescinded or annulled, or such indebtedness shall not have been discharged, within a period of 10 days after there shall have been given, by registered or certified mail, to the Company by the trustee or to the Company and the trustee by the holders of at least 10% in principal amount of the notes then outstanding, a written notice specifying such event of default and requiring that such acceleration be rescinded or annulled or such indebtedness to be discharged;

(7) a final judgment for the payment of $50 million or more (excluding any amounts covered by insurance) rendered against the Company or any significant subsidiary of the Company, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal or petition for review thereof has expired if no such appeal or review has commenced, or (ii) the date on which all rights to appeal or petition for review have been extinguished; or

(8) certain events of bankruptcy, insolvency, rehabilitation or reorganization of the Company or any of our significant subsidiaries.

If an event of default, other than as described in the next sentence, occurs and is continuing, then, and in each and every such case, except for any notes the principal of which shall have already become due and payable, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding under the indenture, by notice in writing to the Company (and to the trustee if given by holders), may declare the entire principal amount of all the notes, and the interest accrued on such notes, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an event of default described in clause (8) occurs and is continuing with respect to the

Company, then the principal amount of all the notes then outstanding and interest accrued on such notes, if any, shall be and become immediately due and payable, without any notice or other action by any holder or the trustee, to the full extent permitted by applicable law.

The provisions described in the paragraph above, however, are subject to the condition that if, at any time after the principal of the notes shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained as provided in the indenture, the Company will pay or will deposit with the trustee a sum sufficient to pay all matured installments of interest upon all the notes and the principal of any and all notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the rate or rates, if any, specified in the notes to the date of such payment or deposit) and such amount as shall be sufficient to cover all amounts owing to the trustee and its agents and counsel, and if any and all events of default under the indenture, other than the non-payment of the principal of notes which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided in the indenture, then and in every such case the holders of a majority in aggregate principal amount of all the notes then outstanding, by written notice to the Company and to the trustee, may rescind and annul such declaration and its consequences, but no such rescission and annulment will extend to or shall affect any subsequent default or shall impair any right consequent on such default.

Notwithstanding the foregoing, the indenture provides that, to the extent we elect, the sole remedy for an event of default relating to (i) our failure to file with the trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act, or (ii) our failure to comply with the substantially similar covenant contained in the indenture, will for the first 180 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes equal to 0.50% per annum of the principal amount of the notes. If we so elect, such additional interest will be payable on all notes outstanding on or before the date on which such event of default first occurs. On the 180th day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 180th day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of notes and the trustee and paying agent of such election on or before the close of business on the 5th business day after the date on which such event of default otherwise would occur. Upon our failure to timely give such notice or pay additional interest, the notes will be immediately subject to acceleration as provided above.

The holders of a majority in principal amount of the outstanding notes may waive any past defaults (except with respect to nonpayment of principal or interest, with respect to the failure to deliver the consideration due upon conversion, or with respect to any covenant or provision that cannot be modified or amended without the consent of all holders).

Subject to certain restrictions, the holders of at least a majority in aggregate principal amount of the notes outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, or the right to receive payment or delivery of the consideration due upon conversion, no holder of any notes may institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

(i) such holder has previously given to the trustee written notice of a continuing event of default with respect to the notes;

(ii) the holders of at least 25% in aggregate principal amount of outstanding notes shall have made written request to the trustee to institute proceedings in respect of such event of default in its own name as trustee under the indenture;

(iii) such holder or holders have offered to the trustee reasonable indemnity against any costs, liabilities or expenses (including fees and expenses of its counsel) to be incurred in compliance with such request;

(iv) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(v) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or a default in the payment or delivery of the consideration due upon conversion, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders.

Modification and Amendment

The indenture allows the Company and the trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the notes. However, without the consent of the holders of all the outstanding notes affected thereby, no supplemental indenture may:

(1) change the stated maturity of the principal of, or interest on, any note;

(2) reduce the principal amount of, or the rate of interest on, any note;

(3) change any place of payment where, or the currency in which, any note or any interest thereon is payable;

(4) impair the right to institute suit for the enforcement of any payment on or after the stated maturity of the note;

(5) make any change that adversely affects the conversion rights of any notes;

(6) reduce the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(7) reduce the percentage in principal amount of the notes, the consent of whose holders is required for a supplemental indenture, or the consent of whose holders is required for any waiver of compliance with various provisions of the indenture or various defaults thereunder and their consequences provided for in the indenture; or

(8) modify any of the foregoing provisions described in clause (7) above except to increase any such percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

The Company and the trustee may amend or supplement the indenture or the notes without notice to or the consent of any holder to, among other things:

(1) evidence the succession of another corporation to us and the assumption of our covenants and obligations under the notes and the indenture by this successor;

(2) add to the Company’s covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company;

(3) cure any ambiguity or make any other provisions that do not adversely affect the interests of the holders of the notes in any material respect;

(4) add guarantees with respect to the notes; and

(5) conform the provisions of the indenture to the “Description of Notes” section in this prospectus supplement.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance of such proposed amendment, supplement or waiver. After an amendment, supplement or waiver becomes effective, the Company shall give to the holders affected by such amendment, supplement or waiver a notice briefly describing such amendment, supplement or waiver. The Company will mail supplemental indentures to holders upon request. Any failure of the Company to mail such notice, or any defect in such notice, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

Discharge

Article 4 of the base indenture will not apply to the notes. Instead, we may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash and (in the case of conversion) shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Certain Provisions of the Base Indenture Inapplicable

Sections 1005 and 1006 of the base indenture, entitled “Limitation on Liens on Stock of Principal Insurance Subsidiaries” and “Limitations on Issue or Disposition of Stock of Principal Insurance Subsidiaries,” will not apply to the notes.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Reports

The indenture provides that any documents or reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act must be filed by us with the trustee within 15 days after the same are required to be filed with the Securities and Exchange Commission (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act).

Trustee

Wilmington Trust Company is the trustee, security registrar, paying agent and conversion agent. Wilmington Trust Company in each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

We maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing Law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry, Settlement and Clearance

The Global Notes

The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

•	ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and records maintained by DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the trustee or the underwriters are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal and interest and of amounts due upon conversion with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 60 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 60 days; or

•	an event of default with respect to the notes has occurred and is continuing.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated U.S. federal income tax considerations relating to the purchase, ownership and conversion or other disposition of the notes and the ownership and disposition of any shares of our common stock received upon a conversion of the notes. This summary addresses only the U.S. federal income tax considerations relevant to holders of the notes that purchase the notes on original issuance at the public offering price indicated on the cover of this prospectus supplement and that hold the notes as capital assets, within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), and to holders that own and dispose of any shares of our common stock received upon a conversion of the notes.

This description does not address tax considerations applicable to holders that may be subject to certain special U.S. federal income tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	regulated investment companies,

•	grantor trusts,

•	entities which are classified as partnerships for U.S. federal income tax purposes,

•	dealers or traders in securities or currencies or notional principal contracts,

•	tax-exempt entities,

•	certain former citizens or long-term residents of the United States,

•	persons that will hold the notes or shares of our common stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes, or

•	U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar.

Holders of the notes who are in any of the above categories should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the purchase, ownership, disposition and conversion of the notes, and the ownership and disposition of any shares of our common stock received upon a conversion of the notes, as the U.S. federal income tax consequences for persons in the above categories relating to the purchase, ownership, and disposition of the notes and to the ownership and disposition of any shares of our common stock received upon a conversion of the notes may be significantly different from those described below. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences, or any U.S. state or local tax consequences, of the purchase, ownership and disposition of the notes, or of the ownership and disposition of any shares of our common stock received upon a conversion of the notes.

This summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the purchase, ownership, disposition and conversion of the notes and the ownership and disposition of any shares of our common stock received upon a conversion of the notes. Prospective purchasers of the notes should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of purchasing, owning or disposing of the notes and owning and disposing of any shares of our common stock received upon a conversion of the notes.

This summary is based upon the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this prospectus supplement. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this summary.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the notes (or of shares of our common stock received upon a conversion of the notes) that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States,

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisor as to the U.S. federal income tax consequences of being a partner in a partnership that acquires, owns, converts, or disposes of the notes, or that owns or disposes of any shares of our common stock received upon a conversion of the notes.

Interest Income

The notes will be issued without original issue discount for U.S. federal income tax purposes. Therefore, payments of interest on the notes generally will be taxable to a U.S. Holder as ordinary interest income (in accordance with the U.S. Holder’s regular method of tax accounting) at the time such payments are accrued or received.

We may be required to make payments of additional interest to holders of the notes if we do not make certain filings, as described under “Description of Notes — Events of Default”. We believe that there is only a remote possibility that we would be required to pay additional interest, or that if such additional interest were required to be paid, it would be an incidental amount, and therefore we do not intend to treat the notes as subject to the special rules governing contingent payment debt instruments (which, if applicable, would affect the timing, amount and character of income, gain or loss recognized with respect to the notes). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, although it is not free from doubt, such additional interest generally should be taxable to a U.S. Holder as ordinary interest income (in accordance with the U.S. Holder’s regular method of tax accounting) at the time such payments are accrued or received. In the event we pay additional interest on the notes, U.S. Holders should consult their own tax advisors regarding the treatment of such amounts.

Sale or Other Taxable Disposition of the Notes

Upon a sale or other taxable disposition of notes, including a purchase of notes by us at the option of holders upon a fundamental change (collectively, a “disposition”), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition, other than amounts attributable to accrued but unpaid interest on the notes (which will be treated and taxable as a payment of interest), and the U.S. Holder’s tax basis in such notes. A U.S. Holder’s tax basis in a note generally will be equal to the cost of the note to the U.S. Holder. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the notes is more than one year at the time of disposition and will be short-term capital gain or loss if the holding period is one year or less at the time of disposition. Presently, for non-corporate U.S. Holders, long-term capital gains generally will be subject to reduced rates of taxation. The utilization of capital losses is subject to certain limitations.

Conversion of Notes into Shares of Our Common Stock

The conversion of a note into shares of our common stock should be treated for U.S. federal income tax purposes as a tax-free conversion into shares of our common stock. As a result, a U.S. Holder would not recognize any income, gain or loss upon such conversion, except with respect to any cash received in lieu of fractional shares of our common stock and any shares of our common stock attributable to accrued interest (which will be treated in the manner described below). A U.S. Holder’s tax basis in any shares of our common stock received upon conversion generally would be equal to its tax basis in the note converted (excluding the portion of the tax basis that is allocable to any fractional shares but including the fair market value of shares of our common stock attributable to accrued interest). A U.S. Holder’s holding period for such shares of our common stock generally would include the period during which the U.S. Holder held the note.

If a U.S. Holder receives cash in lieu of fractional shares of our common stock, the U.S. Holder would be treated as if the fractional shares had been issued and then redeemed for cash. Accordingly, a U.S. Holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of fractional shares measured by the difference between the cash received for the fractional shares and the portion of the U.S. Holder’s tax basis in the notes that is allocated to the fractional shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the notes is more than one year at the time of conversion and will be short-term capital gain or loss if the holding period is one year or less at the time of conversion. Presently, for non-corporate U.S. Holders, long-term capital gains generally will be subject to reduced rates of taxation. The utilization of capital losses is subject to certain limitations.

Any cash and the value of any shares of our common stock received that is attributable to accrued interest on the converted notes not yet included in income would be taxed as ordinary interest income. The basis in any shares of our common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period for any shares of our common stock attributable to accrued interest would begin the day after the date of receipt.

U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into shares of our common stock.

Possible Effect of a Consolidation or Merger

In certain situations, we may consolidate with or merge into another entity (as described above under “Description of Notes — Conversion Rights — Recapitalization, Reclassifications and Changes of Our Common Stock”). Depending on the circumstances, this could result in a deemed exchange of your notes for the modified note, potentially resulting in the recognition of taxable gain or loss.

Constructive Dividends

The conversion rate of the notes will be adjusted in certain circumstances. See “Description of Notes — Conversion Rights — Conversion Rate Adjustments” and “Description of Notes — Conversion Rights — Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change.” Under section 305(c) of the Code, adjustments (or the absence of adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution. Accordingly, if at any time we make a distribution of cash or property to our shareholders that would be taxable to the shareholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, this increase may be deemed to be the payment of a taxable dividend to U.S. Holders of the notes. For example, an increase in the conversion rate in the event of our distribution of our debt instruments or our assets may result in deemed dividend treatment to U.S. Holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for shares of our common stock generally will not. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of our stock, however, will generally not be considered to result in a deemed distribution. Any deemed distribution will be taxable as a dividend, return of capital or capital gain in accordance with the rules described in “— U.S. Holders — Dividends on Common Stock” below. It is unclear whether such deemed distribution would be eligible for the reduced tax rate presently applicable to certain dividends paid to non-corporate holders or for the dividends-received deduction applicable to certain dividends paid to corporate holders. U.S. Holders are urged to consult their tax advisors concerning the tax treatment of such constructive dividends.

If a make-whole fundamental change occurs on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the make-whole fundamental change. Although it is not clear, that increase could also be treated as a distribution subject to U.S. federal income tax. U.S. Holders are urged to consult their tax advisors concerning the tax treatment of changes in the conversion rate for notes converted in connection with a make-whole fundamental change.

Dividends on Common Stock

If we make distributions with respect to shares of our common stock received upon conversion of a note, the distributions generally will be treated as dividends to a U.S. Holder of shares of our common stock to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the tax year in which the distribution occurs. To the extent the distributions exceed our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares of our common stock, and thereafter as capital gain from the sale or exchange of those shares of our common stock. Eligible taxable dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at the special reduced rate generally applicable to long-term capital gains. A U.S. Holder generally will be eligible for this reduced rate only if the U.S. Holder has held shares of our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Corporate U.S. Holders generally will be entitled to claim the dividends-received deduction with respect to dividends paid on shares of our common stock, subject to applicable restrictions.

Sale or Other Taxable Disposition of Common Stock

Upon the sale or other taxable disposition of shares of our common stock received upon conversion of a note, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received upon the sale or other disposition and (ii) the U.S. Holder’s adjusted tax basis in such shares of our common stock. That capital gain or loss will be long-term if the U.S. Holder’s holding period in respect of such shares of our common stock is more than one year at the time of disposition. For non-corporate U.S. Holders, long-term capital gain is generally eligible for reduced rates of taxation. The utilization of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding Requirements

Unless a U.S. Holder of the notes, or of shares of our common stock received upon a conversion of the notes, is a corporation or other exempt recipient, payments of interest or dividends made by us on, or the proceeds from the sale or other disposition of, the notes or shares of our common stock that are made within the United States or through certain United States-related financial intermediaries may be subject to information reporting. These payments may also be subject to U.S. federal backup withholding, currently at a rate of twenty-eight percent (28%), if the U.S. Holder of the notes or of the shares of our common stock fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder of the notes or of shares of our common stock under the backup withholding rules is allowable as a credit against such U.S. Holder’s U.S. federal income tax and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

A “non-U.S. Holder” means a beneficial owner of the notes (or of shares of our common stock received upon a conversion of the notes) that is neither a U.S. Holder nor a domestic partnership. Special rules may apply to certain non-U.S. Holders such as “controlled foreign corporations” or “passive foreign investment companies”. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Notes

All payments of stated interest and principal on the notes made to a non-U.S. Holder, including a payment in shares of our common stock pursuant to a conversion, will be exempt from U.S. federal income and withholding tax, provided that: (i) the non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) the non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iii) the non-U.S. Holder is not a bank receiving certain types of interest, (iv) the beneficial owner of the notes certifies, under penalties of perjury, to us or our paying agent on IRS Form W-8BEN (or appropriate substitute form) that it is not a United States person and provides its name, address and certain other required information or certain other certification requirements are satisfied, and (v) such payments and gain are not effectively connected with such non-U.S. Holder’s conduct of a trade or business in the United States.

If a non-U.S. Holder cannot satisfy the requirements described above, payments of interest (including amounts received upon conversion that are treated as interest) will be subject to the 30% U.S. federal withholding tax, unless such non-U.S. Holder provides us with a properly executed (i) IRS Form W-8BEN (or appropriate substitute form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or appropriate substitute form) stating that interest paid or accrued on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

If a non-U.S. Holder of a note were deemed to have received a constructive dividend (see “U.S. Holders — Constructive Dividends” above), the non-U.S. Holder generally would be subject to U.S. federal withholding tax at a 30% rate on the amount of such dividend, subject to reduction (i) by an applicable treaty if the non-U.S. Holder provides an IRS Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt by us or our paying agent of an IRS Form W-8ECI (or appropriate substitute form) from a non-U.S. Holder claiming that the constructive dividend on the notes is effectively connected with the conduct of a U.S. trade or business. In the case of any constructive dividend, it is possible that U.S. federal withholding tax attributable to the constructive dividend would be withheld from interest, shares of our common stock or sales proceeds subsequently paid or credited to the non-U.S. Holder.

Common Stock

Dividends paid to a non-U.S. Holder of shares of our common stock generally will be subject to withholding tax at a 30% rate, subject to reduction (i) by an applicable treaty if the non-U.S. Holder provides an IRS Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt by us or our paying agent of an IRS Form W-8ECI (or appropriate substitute form) from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a U.S. trade or business.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes or Common Stock

A non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption, conversion or other disposition of notes or of shares of our common stock received upon a conversion of notes unless (i) the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. Holder, (ii) in the case of a non-U.S. Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we have been a United States real property holding corporation at any time within the shorter of the five-year period preceding such sale, exchange, redemption, conversion or other disposition and the non-U.S. Holder’s holding period in the common stock or notes. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

Income or Gains Effectively Connected with a U.S. Trade or Business

If a non-U.S. Holder of notes or shares of our common stock is engaged in a trade or business in the U.S., and if interest on the notes, deemed distributions on the notes or shares of our common stock, dividends on our common stock, gain realized on the sale, exchange, conversion, or other disposition of the notes or gain realized on the sale or exchange of shares of our common stock is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax in the manner discussed in the preceding paragraphs, generally will be required to file a U.S. federal income tax return and will be subject to regular U.S. federal income tax on such income or gain in the same manner as if it were a U.S. Holder. In addition, if such a non-U.S. Holder is a foreign corporation, such non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. Holder the amount of interest and dividends paid to such non-U.S. Holder and the tax withheld with respect to such interest and dividends, regardless of whether withholding was required. Copies of the information returns reporting such interest and dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A non-U.S. Holder will be subject to backup withholding for interest and dividends paid to such holder unless such holder certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined in the Code), or such holder otherwise establishes an exemption from backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of the notes or shares of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption from such requirements.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

UNDERWRITING

We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Principal
Underwriter	Amount

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$151,252,000
J.P. Morgan Securities Inc.	82,500,000
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	10,312,000
Keefe, Bruyette & Woods, Inc.	10,312,000
KeyBanc Capital Markets Inc.	10,312,000
Raymond James & Associates, Inc.	10,312,000

Total	$275,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect to deliver the notes against payment for the notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the notes.

Commissions and Discounts

The underwriters have advised us that they propose to initially offer the notes at a price of 100% of the principal amount of the notes, plus accrued interest from the original issue date of the notes, if any, and to dealers at that price less a concession not in excess of 1.65% of the principal amount of the notes, plus accrued interest from the original issue date of the notes, if any. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option

Public offering price	100%	$275,000,000	$316,250,000
Underwriting discount	2.75%	$7,562,500	$8,696,875
Proceeds, before expenses, to us	97.25%	$267,437,500	$307,553,125

The expenses of this offering, not including the underwriting discounts, are estimated to be $560,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to an additional $41,250,000 principal amount of the notes at the public offering price less the underwriting discount. The underwriters may exercise this option within 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional notes proportionate to that underwriter’s initial amount reflected in the above table.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We and our executive officers and directors have agreed with limited exceptions that we and they will not, for a period of 90 days from the date of this prospectus supplement, without the prior written consent of the representative, directly or indirectly:

•	sell, offer, contract or grant any option to sell any common stock;

•	pledge or transfer any common stock;

•	establish an open “put equivalent position” or liquidate or decrease a “call equivalent position,” in each case within the meaning of the Exchange Act, with respect to any common stock;

•	otherwise dispose of or transfer any common stock; or

•	announce the offering of, or file any registration statement under the Securities Act in respect of, any common stock.

In addition to shares of our common stock, this lock-up provision applies to options or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock.

The 90-day restriction period is subject to extension if (i) the company issues an earnings release or material news, or a material event relating to the company occurs, during the last 17 days of the 90-day restriction period, or (ii) prior to the expiration of the 90-day restriction period, the company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day restriction period. In either case, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless the representative waives that extension.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes.

If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the notes to stabilize the price or to reduce a short position could cause the price of the notes to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes or the shares of common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Securities

In connection with the offering, the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. The underwriters intend to allocate a limited number of notes for sale to their online brokerage customers. An electronic prospectus supplement and accompanying prospectus is available on the Internet web sites maintained by the underwriters. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the underwriters’ web sites is not part of this prospectus supplement or the accompanying prospectus.

Board and Management Participation in the Offering

At our request, the underwriters have reserved for sale, at the public offering price, up to $2.0 million aggregate principal amount of the notes offered by this prospectus supplement for sale to some of our directors and officers. If these persons purchase reserved notes, this will reduce the number of notes available for sale to the general public. Any reserved notes that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other notes offered by this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the sole dealer with respect to our commercial paper program, and an affiliate of J.P. Morgan Securities Inc. and an affiliate of KeyBanc Capital Markets are two of the back up lenders with respect to such program.

Our mortgage insurer subsidiaries have written numerous mortgage insurance policies with respect to securitizations of pools of mortgages as well as non-securitized loans originated by Countrywide Home Loans, Inc. (“Countrywide”) and its affiliates, which on January 1, 2009 became affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering. In connection with some of these insurance policies, disputes have occurred which have resulted in litigation. In particular, in December 2008, certain of our subsidiaries (the “ORI entities”) commenced litigation against Countrywide and certain of its affiliates (the “CHL entities”) seeking rescission of particular mortgage insurance policies (the “CHL policies”) written by the ORI entities in favor of the CHL entities. The claims for relief in these proceedings include, among others, a claim by the ORI entities that the CHL entities misrepresented that the loans that are the subject of the CHL policies were within the underwriting guidelines of the CHL entities. In March 2009, the CHL entities brought a counterclaim against the ORI entities seeking, among other things, enforcement of the CHL policies and claiming bad faith. We continue to maintain customary reserves for amounts alleged to be due on the CHL policies and do not believe that an adverse outcome to this litigation would have a material affect on our business, results of operations or financial condition.

Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any notes which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State prior to the approval of this prospectus supplement by the competent authority in such Member State and publication in accordance with the Prospectus Directive as implemented in that Relevant Member State, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall result in a requirement for the publication by the Company or any Manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

New York Stock Exchange Listing

Our shares of common stock are listed on the New York Stock Exchange under the trading symbol “ORI.”

Transfer Agent

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

LEGAL MATTERS

The validity of the notes offered hereby and certain other legal matters will be passed upon for us by Locke Lord Bissell & Liddell LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Sidley Austin llp, New York, New York.

EXPERTS

The financial statements, financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Old Republic International Corporation
Financial Summary (Unaudited)
($ in Millions, Except Share Data)

	March 31,	December 31,	March 31,
	2009	2008	2008

SUMMARY BALANCE SHEETS:
Assets:
Cash and fixed maturity securities	$8,639.4	$8,358.9	$8,083.7
Equity securities	271.9	350.3	659.0
Other invested assets	141.1	145.8	152.3

Cash and invested assets	9,052.4	8,855.1	8,895.1
Accounts and premiums receivable	817.9	806.7	879.8
Federal income tax recoverable: Current	18.1	41.0	—
Reinsurance balances recoverable	2,546.7	2,448.0	2,288.5
Prepaid federal income taxes	221.4	463.4	501.3
Sundry assets	636.7	651.7	684.9

Total	$13,293.5	$13,266.0	$13,249.7

Liabilities and Shareholders’ Equity:
Policy liabilities	$1,288.8	$1,293.0	$1,358.1
Benefit and claim reserves	7,430.6	7,241.3	6,465.3
Federal income tax payable: Current	—	—	11.9
Deferred	24.0	77.3	316.9
Debt	221.1	233.0	66.9
Sundry liabilities	685.5	680.9	653.6
Shareholders’ equity	3,643.2	3,740.3	4,376.7

Total	$13,293.5	$13,266.0	$13,249.7

	Quarters Ended		Fiscal Twelve Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

SUMMARY INCOME STATEMENTS:
Net premiums and fees earned	$777.4	$846.6	$3,248.9	$3,578.0
Net investment income	93.4	95.2	375.5	383.6
Other income	7.6	8.8	27.5	38.7
Net realized investment gains (losses)	—	.9	(487.3)	68.3

Total revenues	878.5	951.6	3,164.6	4,068.7

Benefits and claims	652.0	648.3	2,719.4	2,392.2
Sales and other expenses	319.3	342.9	1,317.6	1,493.4

Total expenses	971.3	991.3	4,037.0	3,885.7

Pretax income (loss)	(92.7)	(39.6)	(872.3)	183.0
Income taxes (credits)	(38.8)	(20.5)	(279.1)	37.4

Net income (loss)	$(53.9)	$(19.0)	$(593.2)	$145.6

	Quarters Ended		Fiscal Twelve Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

COMMON STOCK STATISTICS(a):
Net income (loss): Basic	$(.23)	$(.08)	$(2.56)	$.63

Diluted	$(.23)	$(.08)	$(2.56)	$.62

Components of earnings per share:
Basic, net operating income (loss)	$(.23)	$(.08)	$(.96)	$.44
Realized investment gains (losses)	—	—	(1.60)	.19

Basic net income (loss)	$(.23)	$(.08)	$(2.56)	$.63

Diluted, net operating income (loss)	$(.23)	$(.08)	$(.96)	$.43
Realized investment gains (losses)	—	—	(1.60)	.19

Diluted net income (loss)	$(.23)	$(.08)	$(2.56)	$.62

Cash dividends on common stock	$.17	$.16	$.68	$.64

Book value per share			$15.47	$18.99

Common shares outstanding:
Average basic	235,259,226	230,495,852	232,616,631	231,017,058

Average diluted	235,259,226	230,495,852	232,616,631	233,365,369

Actual, end of period			235,485,828	230,512,566

SUMMARY STATEMENTS OF COMPREHENSIVE INCOME (LOSS):
Net income (loss) as reported	$(53.9)	$(19.0)	$(593.2)	$145.6

Post-tax net unrealized gains (losses)	(9.8)	(109.4)	21.4	(114.3)
Other adjustments	.5	(5.2)	(51.0)	29.5

Net adjustments	(9.2)	(114.7)	(29.6)	(84.8)

Comprehensive income (loss)	$(63.1)	$(133.7)	$(622.8)	$60.8

Old Republic International Corporation
Segmented Operating Summary (Unaudited)
($ in Millions, Except Share Data)

	Net							Pretax	Composite
	Premiums	Net				Sales &		Operating	Under-
	& Fees	Investment	Other	Operating	Benefits	Other	Total	Income	writing
	Earned	Income	Income	Revenues	& Claims	Expenses	Expenses	(Loss)	Ratios

Quarter Ended March 31, 2009

General	$457.3	$63.4	$2.9	$523.7	$341.9	$123.5	$465.5	$58.2	100.4%
Mortgage	145.3	22.4	3.5	171.2	290.5	25.3	315.9	(144.6)	213.6
Title	154.3	5.8	—	160.2	10.2	159.0	169.3	(9.0)	109.5
Other	20.4	1.6	1.1	23.2	9.2	11.3	20.5	2.6	—

Consolidated	$777.4	$93.4	$7.6	$878.5	$652.0	$319.3	$971.3	$(92.8)	123.5%

Quarter Ended March 31, 2008

General	$512.7	$64.5	$4.3	$581.5	$358.2	$133.4	$491.7	$89.8	94.3%
Mortgage	147.6	21.5	3.2	172.4	267.3	27.4	294.8	(122.3)	197.5
Title	160.7	6.4	—	167.1	11.3	168.5	179.8	(12.6)	111.5
Other	25.5	2.7	1.3	29.6	11.4	13.5	24.9	4.6	—

Consolidated	$846.6	$95.2	$8.8	$950.7	$648.3	$342.9	$991.3	$(40.5)	115.7%

Fiscal Twelve Months Ended March 31, 2009

General	$1,933.9	$252.5	$11.6	$2,198.1	$1,436.1	$499.2	$1,935.3	$262.7	98.8%
Mortgage	590.2	87.7	10.9	688.9	1,203.9	101.6	1,305.5	(616.6)	219.0
Title	649.7	24.5	.1	674.5	44.6	672.5	717.1	(42.6)	110.1
Other	75.0	10.5	4.8	90.4	34.7	44.1	78.8	11.5	—

Consolidated	$3,248.9	$375.5	$27.5	$3,652.0	$2,719.4	$1,317.6	$4,037.0	$(384.9)	123.0%

Fiscal Twelve Months Ended March 31, 2008

General	$2,146.1	$262.5	$21.1	$2,429.8	$1,483.0	$541.8	$2,024.9	$404.9	92.6%
Mortgage	547.8	81.6	11.9	641.4	819.0	103.5	922.5	(281.1)	166.2
Title	801.4	27.0	—	828.4	54.7	801.8	856.5	(28.1)	106.5
Other	82.6	12.4	5.6	100.6	35.4	46.1	81.6	19.0	—

Consolidated	$3,578.0	$383.6	$38.7	$4,000.4	$2,392.2	$1,493.4	$3,885.7	$114.7	107.1%

Old Republic International Corporation
Segmented Operating Statistics
($ in Millions, Except Share Data)

	Quarters Ended		Fiscal Twelve Months Ended
	March 31,		March 31,
	2009	2008	2009	2008

General Insurance:
Benefits and claims ratio	74.8%	69.9%	74.3%	69.1%
Expense ratio	25.6	24.4	24.5	23.5

Composite ratio	100.4%	94.3%	98.8%	92.6%

Paid loss ratio	77.1%	63.5%	73.3%	57.8%

Mortgage Guaranty:
New insurance written:
Traditional Primary	$2,212.0	$7,866.9	$15,207.0	$35,089.9
Bulk	—	3.5	—	6,868.2
Other	.5	481.0	642.9	1,205.6

Total	$2,212.6	$8,351.6	$15,850.0	$43,163.7

Risk in force:
Traditional Primary			$19,809.1	$19,747.0
Bulk			2,006.8	2,299.4
Other			386.7	500.4

Total			$22,202.7	$22,547.0

By loan type:
Traditional Primary:
Fixed rate			95.8%	94.9%
Adjustable rate			4.2%	5.1%

Bulk:
Fixed rate			74.8%	71.7%
Adjustable rate			25.2%	28.3%

Balance Sheet Leverage Ratios (b):
Risk to Capital Ratio — Performing risk basis			18.6:1	13.3:1
Total Financial Resources to Risk Ratio			11.8%	11.1%

Earned premiums:
Direct	$170.3	$174.2	$694.5	$647.7

Net	$145.3	$147.6	$590.2	$547.8

Persistency:
Traditional Primary			83.3%	78.3%
Bulk			89.7%	77.5%

Delinquency ratio:
Traditional Primary			11.47%	5.79%
Bulk			21.71%	9.13%

Claims ratio	199.9%	181.1%	204.0%	149.5%
Expense ratio	13.7	16.4	15.0	16.7

Composite ratio	213.6%	197.5%	219.0%	166.2%

Paid loss ratio	107.1%	55.0%	87.7%	47.5%

Title Insurance:
Direct orders opened	89,837	70,600	276,980	287,953
Direct orders closed	61,868	47,481	197,504	210,545

Reserves to paid losses ratio (c)			5.2:1	6.2:1

Claims ratio	6.6%	7.0%	6.9%	6.8%
Expense ratio	102.9	104.5	103.2	99.7

Composite ratio	109.5%	111.5%	110.1%	106.5%

Paid loss ratio	10.4%	7.8%	9.8%	7.0%

Consolidated:
Benefits and claims ratio	83.9%	76.6%	83.7%	66.9%
Expense ratio	39.6	39.1	39.3	40.2

Composite ratio	123.5%	115.7%	123.0%	107.1%

Paid loss ratio	68.9%	51.1%	62.9%	44.4%

Old Republic International Corporation

Notes to Accompanying Financial Summaries
($ in Millions, Except Share Data)

(a)	All per share statistics herein have been adjusted to reflect all stock dividends or splits declared through March 31, 2009. In calculating book value and earnings per share, GAAP accounting rules require that common shares owned by the Company’s Employee Savings and Stock Ownership Plan that are as yet unallocated to participants in the plan be excluded from the calculation. Such shares are issued and outstanding, have the same voting and other rights applicable to all other common shares, and may be sold at any time by the plan.

(b)	Old Republic monitors balance sheet leverage and trends therein through these ratios:

Risk to Capital Ratio — Performing risk basis: This ratio measures the Company’s outstanding net risk in force only on those mortgage loans that are current as to principal and interest in relation to total statutory capital. This ratio therefore excludes non-performing risk exposures (i.e. the outstanding risk on reported loans in default) for which the expected ultimate loss cost has been recognized through the establishment of claim reserves. The Company believes this ratio better matches available statutory capital with the portion of the risk in force for which no claim reserves are required.

Total Financial Resources to Risk Ratio: This ratio measures all of the claim resources available to the Company, including statutory capital, and claim and unearned premium reserves in relation to total net risk in force. The Company believes this ratio is conceptually similar to a banking institution’s capital to assets leverage ratio, whereby the non-balance sheet value of a mortgage guaranty insurer’s net risk in force is related to total balance sheet resources available to meet estimated losses from outstanding risk exposures.

(c)	The Title Reserves to Paid Losses Ratio represents average paid losses for the most recent five years divided into claim reserves at the end of any one year or interim period. The higher this ratio, the greater is a title insurer’s expected ability to meet obligations to its assureds.

OLD REPUBLIC INTERNATIONAL CORPORATION

Common Stock
Preferred Stock
Depositary Shares
Debt Securities
Warrants to Purchase Common Stock, Preferred Stock,
Depositary Shares and Debt Securities
Stock Purchase Contracts
Stock Purchase Units

Old Republic will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in any of these securities.

Old Republic’s common stock is traded on the New York Stock Exchange under the symbol “ORI.”

Investing in our securities involves risks. See “Risk Factors” on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration for continuous offering process. Under the shelf process, from time to time, we may, but are not required to, sell the securities offered in supplements to this prospectus in one or more offerings.

This prospectus provides you with a general description of our company. Whenever we decide to offer one of the types of securities noted on the cover page of this prospectus, we will provide you with a prospectus supplement containing specific information about the terms of the offering and the means of distribution. A prospectus supplement may include other special considerations applicable to that specific offering. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

SUMMARY OF THE PROSPECTUS

This summary highlights information from this prospectus and may not contain all the information that is important to you. Accordingly, we encourage you to carefully read this entire prospectus, including the documents that are incorporated by reference. You may obtain a copy of the documents that we have incorporated by reference without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 5 of this prospectus.

Our Business

We are a Chicago-based insurance holding company with subsidiaries engaged mainly in the general (property and liability), mortgage guaranty and title insurance businesses. Our subsidiaries market, underwrite and manage a wide variety of specialty and general insurance coverages. We primarily serve the insurance and the related needs of commercial and financial enterprises and governmental units. In particular, we provide specialty insurance programs to the transportation, coal and energy services, construction, forest products, consumer and mortgage credit, banking, and housing industries, and to a variety of other manufacturing and service companies.

Our business segments are organized as the General Insurance, Mortgage Guaranty, Title Insurance and Corporate and Other Groups.

Our General Insurance Group assumes risks and provides related risk management services that encompass a large variety of property and liability insurance coverages. We do not have a meaningful exposure to personal lines of insurance such as homeowners and private automobile coverages, and do not insure significant amounts of commercial buildings and related property. A significant majority of our General Insurance business is produced through independent agency and brokerage channels, while the balance is obtained through direct production facilities.

Private mortgage insurance protects mortgage lenders and investors from default related losses on residential mortgage loans made primarily to home buyers who make down payments of less than 20% of the home’s purchase price. The Mortgage Guaranty Group insures primarily first mortgage loans on residential properties incorporating one-to-four family dwelling units.

The title insurance business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records, which contain information concerning interests in real property. The policy ensures against losses arising out of defects, liens and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

We also have a relatively small life and health insurance business as well as several internal services subsidiaries that perform investment management, payroll, administrative and minor marketing services.

Our Corporate Information

Our executive offices are located at 307 North Michigan Avenue, Chicago, Illinois 60601, and our telephone number at that location is (312) 346-8100. Our website can be accessed at www.oldrepublic.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

The securities which we offer for sale from time to time pursuant to this prospectus will be described in more detail in one or more prospectus supplements.

The maximum dollar amount of securities which we propose to sell pursuant to this offering is $1 billion; however, we may elect to amend the registration statement to increase that amount.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All statements regarding our expected financial position, strategies and growth prospects and general economic conditions we expect to exist in the future are forward-looking statements. Any words such as, without limitation, “anticipates,” “believes,” “expects,” “estimates,” “plans,” “intends,” “outlook,” “forecast,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “outcome,” “trend,” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions as they relate to us or our management, are intended to identify forward-looking statements.

We caution that forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Forward-looking statements speak only as of the date the statement is made, and we do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. Actual results could differ materially from those anticipated in forward-looking statements, and future results could differ materially from historical performance. Uncertainties and other factors that could cause actual results to differ materially from historical or forward-looking statements are described in more detail in “Item 1A-Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006 which is incorporated herein by reference in this prospectus. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus; however, any material changes to the risk factors noted in our Annual Report on Form 10-K are included from time to time in our Quarterly Reports on Form 10-Q.

RISK FACTORS

Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors relating to an investment in our company described in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, each filed with the SEC and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider those risks as well as other information we may incorporate by reference in this prospectus or in any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also adversely affect our business operations. To the extent a particular offering implicates additional risks, we will include a discussion of those risks in the applicable prospectus supplement.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement with respect to the proceeds from the sale of the particular offered securities to which such prospectus supplement relates, the net proceeds from the sale of the offered securities is expected to be used for general corporate purposes.

DESCRIPTION OF SECURITIES

We will describe the terms of the offered securities from time to time in any prospectus supplement for such offer.

PLAN OF DISTRIBUTION

The plan of distribution for each offering of securities pursuant to this prospectus will be described in detail in a prospectus supplement describing each particular offering.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the offered securities of Old Republic International Corporation will be passed on for us by Spencer LeRoy, III, Senior Vice President, General Counsel, and Secretary of the corporation, and by Lord, Bissell & Brook LLP, Chicago, Illinois, counsel to the corporation. Mr. LeRoy holds stock and options to purchase stock granted under our employee stock plans, which in the aggregate represent less than 1% of our outstanding common stock.

ERISA MATTERS

Old Republic and certain of our affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the offered securities are acquired by a pension or other employee benefit plan with respect to which Old Republic or any of its affiliates is a service provider (or otherwise is a “party in interest” or a “disqualified person”), unless such offered securities are acquired pursuant to an exemption for transactions effected on behalf of such plan by a “qualified professional asset manager” or pursuant to any other available exemption. Any such pension or employee benefit plan proposing to invest in the offered securities should consult with its legal counsel.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1 800-SEC-0330 for further information on the Public Reference Room in Washington, DC and in other locations. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov. Copies of documents we have filed with the SEC are also available at the offices of the New York Stock Exchange, 200 Broad Street, New York, NY 10005.

We have filed a registration statement on Form S-3 under the Securities Act of 1993, as amended, with the SEC to register our securities offered by this prospectus. This prospectus does not contain all the information contained in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and the documents filed as exhibits to the registration statement are available for inspection and copying as described above.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to another document separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our business.

Old Republic SEC Filings (SEC File No. 001-10607)	Period Covered or Date Filed

Annual Report on Form 10-K	Year Ended December 31, 2006
Annual Report Amendment on Form 10-K/A	March 28, 2007
Proxy Statement	March 29, 2007
Registration Statement Amendment on Form S-3/A	April 20, 2007
Current Reports on Form 8-K	February 22, 2007; April 5, 2007 (other than the portion of those documents not deemed to be filed)
Registration Statement on Form 8-A (describing our common stock)	March 3, 1988, as amended, May 30, 1997

We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before the termination of this offering. Additional documents so incorporated include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Report on Form 8-K, as well as proxy statements.

You may obtain any of the documents incorporated by reference by contacting us or the SEC or through the SEC’s Internet Website, as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus or a prospectus supplement. You may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from us at the following address: Old Republic International Corporation, 307 North Michigan Avenue, Chicago, Illinois 60601, Attention: Corporate Secretary, telephone (312) 346-8100.

You will not be charged for any of these documents that you request. If you request any incorporated documents from us, we will mail them to you by first class mail, or other equally prompt means, within one business day after we receive your request.

We have not authorized anyone to give any information or make any representation about the offering or us that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated in this prospectus or which may be contained in a prospectus supplement. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitation of offers to exchange or purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom is it unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. Information contained in this prospectus speaks only as of the date of this prospectus unless information specifically indicated that another date applies.

$275,000,000

8.00% Convertible Senior Notes due 2012

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
J.P.Morgan
Fox-Pitt Kelton Cochran Caronia Waller
Keefe, Bruyette & Woods
KeyBanc Capital Markets
Raymond James

April 23, 2009